Filed Pursuant to Rule 424(b)(3)
Registration No. 333-159359

PROSPECTUS

ENERGY FUTURE HOLDINGS CORP.

$1,000,000,000 5.55% Series P Senior Notes due 2014

$750,000,000 6.50% Series Q Senior Notes due 2024

$750,000,000 6.55% Series R Senior Notes due 2034

Interest on the 5.55% Series P Senior Notes due 2014 (the “2014 notes”), the 6.50% Series Q Senior Notes due 2024 (the “2024 notes”) and the 6.55% Series R Senior Notes due 2034 (the “2034 notes”) is payable on May 15 and November 15 of each year. The 2014 notes accrue interest at the rate of 5.55% per annum, the 2024 notes accrue interest at the rate of 6.50% per annum and the 2034 notes accrue interest at the rate of 6.55% per annum. The 2014 notes, the 2024 notes and the 2034 notes, which are collectively referred to herein as the “notes,” unless the context otherwise requires, will mature on November 15, 2014, November 15, 2024 and November 15, 2034, respectively.

Energy Future Holdings Corp. (“EFH Corp.”) may redeem any of the notes at the “make-whole” redemption prices set forth in this prospectus, plus accrued and unpaid interest to the redemption date.

The notes are unsecured and rank equally with all unsecured senior indebtedness of EFH Corp. None of EFH Corp.’s subsidiaries guarantees the notes. The notes are effectively junior to all indebtedness, preferred stock and other liabilities of EFH Corp.’s subsidiaries.

For a more detailed description of the notes, see “Description of the Notes” beginning on page 14.

See “Risk Factors” beginning on page 5, as well as those contained in EFH Corp.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (our “2010 Form 10-K”) that is incorporated into this prospectus by reference, for a discussion of certain risks that you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus has been prepared for and may be used by Goldman, Sachs & Co. (the “Market Maker”) and affiliates of the Market Maker in connection with offers and sales of the notes related to market-making transactions in the notes in the secondary market effected from time to time. The Market Maker and the affiliates of the Market Maker may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agent for both. Sales of notes pursuant to this prospectus will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. EFH Corp. will not receive any proceeds from such sales.

The date of this prospectus is April 27, 2011.

You should rely only on the information contained in and incorporated by reference into this prospectus. We have not, and the Market Maker or its affiliates have not, authorized anyone to provide you with different information. This prospectus may be used only for the purposes for which it has been published, and no person has been authorized to give any information not contained in or incorporated by reference into this prospectus. If you receive any other information, you should not rely on it. No offer of these securities is being made in any state where any such offer is prohibited. The information contained in or incorporated by reference into this prospectus is only accurate as of the date of this prospectus or such incorporated information.

PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in the notes. You should carefully read this summary together with the entire prospectus, including the information set forth in the section entitled “Risk Factors” and the information that is incorporated into this prospectus by reference. See the sections entitled “Available Information” and “Incorporation by Reference” for a further discussion on incorporation by reference.

Unless the context otherwise requires or as otherwise indicated, references in this prospectus to “we,” “our” and “us” refer to Energy Future Holdings Corp. and its consolidated subsidiaries. References to “EFH Corp.” refer to Energy Future Holdings Corp. and not to any of its subsidiaries. “EFH Corp. Senior Notes” means, collectively, EFH Corp.’s 10.875% Senior Notes due November 1, 2017 (EFH Corp. 10.875% Notes) and EFH Corp.’s 11.25%/12.00% Senior Toggle Notes due November 1, 2017 (EFH Corp. Toggle Notes). “EFH Corp. Senior Secured Notes” means, collectively, EFH Corp.’s 9.75% Senior Secured Notes due October 15, 2019 (EFH Corp. 9.75% Notes) and EFH Corp.’s 10.000% Senior Secured Notes due January 15, 2020 (EFH Corp. 10% Notes). “EFIH Notes” means, collectively, Energy Future Intermediate Holding Company LLC’s (“EFIH”) and EFIH Finance Inc.’s (“EFIH Finance”) 9.75% Senior Secured Notes due October 15, 2019 (EFIH 9.75% Notes) and EFIH’s and EFIH Finance’s 10.000% Senior Secured Notes due December 1, 2020 (EFIH 10% Notes). “TCEH Senior Notes” means, collectively, Texas Competitive Electric Holdings Company LLC’s (“TCEH”) and TCEH Finance, Inc.’s (“TCEH Finance”) 10.25% Senior Notes due November 1, 2015 and 10.25% Senior Notes due November 1, 2015 Series B (collectively, TCEH 10.25% Notes) and 10.50%/11.25% Senior Toggle Notes due November 1, 2016 (TCEH Toggle Notes). “TCEH Senior Secured Second Lien Notes” means, collectively, TCEH’s 15% Senior Secured Second Lien Notes due April 1, 2021 and TCEH’s 15% Senior Secured Second Lien Notes due April 1, 2021, Series B.

Investment funds associated with or designated by Kohlberg Kravis Roberts & Co. (“KKR”), TPG Capital, L.P. (“TPG”) and the Market Maker (together with KKR and TPG, the “Sponsor Group”), and certain other co-investors, own EFH Corp. through Texas Energy Future Holdings Limited Partnership (“Texas Holdings”), with the Sponsor Group controlling Texas Holdings’ general partner, Texas Energy Future Capital Holdings LLC (the “General Partner”).

Our Businesses

We are a Dallas, Texas-based energy company with a portfolio of competitive and regulated energy businesses in Texas. EFH Corp. is a holding company conducting its operations principally through its TCEH and Oncor Electric Delivery Company LLC (“Oncor”) subsidiaries. TCEH is wholly-owned, and EFH Corp. holds an approximately 80% equity interest in Oncor.

TCEH is a holding company for subsidiaries engaged in competitive electricity market activities largely in Texas including electricity generation, wholesale energy sales and purchases, commodity risk management and trading activities, and retail electricity sales.

TCEH owns or leases 15,427 megawatts (“MW”) of generation capacity in Texas, which consists of lignite/coal, nuclear and natural gas-fueled generation facilities. This capacity includes two new lignite-fueled units that achieved substantial completion (as defined in the engineering, procurement and construction agreements for the units) in the fourth quarter 2009 and a third new lignite-fueled unit that achieved substantial completion (as defined in the engineering, procurement and construction agreement for the unit) in the second quarter 2010. In addition, TCEH is the largest purchaser of wind-generated electricity in Texas and the fifth largest in the U.S. TCEH provides competitive electricity and related services to approximately two million retail electricity customers in Texas.

Oncor is engaged in regulated electricity transmission and distribution operations in Texas that are primarily regulated by the Public Utility Commission of Texas (the “PUCT”). Oncor provides both distribution services to retail electric providers that sell electricity to consumers and transmission services to other electricity distribution companies, cooperatives and municipalities. Oncor operates the largest transmission and distribution system in Texas, delivering electricity to approximately three million homes and businesses and operating more than 118,000 miles of transmission and distribution lines. A significant portion of Oncor’s revenues represent fees for delivery services provided to TCEH. Distribution revenues from TCEH represented 36% and 38% of Oncor’s total revenues for the years ended December 31, 2010 and 2009, respectively.

EFH Corp. and Oncor have implemented certain structural and operational “ring-fencing” measures based on commitments made by Texas Holdings and Oncor to the PUCT that are intended to enhance the credit quality of Oncor. These measures serve to mitigate Oncor’s and its immediate parent’s, Oncor Electric Delivery Holdings Company LLC (“Oncor Holdings”), credit exposure to Texas Holdings and its subsidiaries (other than Oncor Holdings and its subsidiaries) (collectively, the “Texas Holdings Group”) and to reduce the risk that the assets and liabilities of Oncor or Oncor Holdings would be substantively consolidated with the assets and liabilities of the Texas Holdings Group in the event of a bankruptcy of one or more of those entities. See Note 1 to Financial Statements included in our 2010 Form 10-K for a description of the material features of these “ring-fencing” measures.

As of December 31, 2010, we had approximately 9,200 full-time employees (including approximately 3,800 at Oncor), including approximately 2,750 employees under collective bargaining agreements (including approximately 650 at Oncor).

Recent Developments

As part of its ongoing liability management program, on April 1, 2011, TCEH commenced a solicitation of the lenders under the TCEH senior secured facilities seeking certain amendments (the “Amendment”) to the TCEH senior secured facilities. In addition, on April 1, 2011, TCEH announced that it was offering all of its lenders under the TCEH senior secured facilities the right to extend (the “Extension”) their commitments and loans under the TCEH senior secured facilities.

On April 7, 2011, TCEH received the requisite lender consents in order for the Amendment to become effective. As a result, the Amendment was executed by the requisite parties and became effective. TCEH paid a consent fee of 50 basis points to each lender that consented to the Amendment on or prior to 12:00 p.m., Eastern time, on April 7, 2011. The Amendment was not conditioned on the consummation of the Extension.

The Amendment includes, among other things, amendments to certain covenants contained in the TCEH senior secured facilities (including the Consolidated Secured Debt to Consolidated EBITDA Ratio (as such term is defined in the TCEH senior secured facilities) financial maintenance covenant), as well as an acknowledgement from the lenders that (i) the terms of the Intercompany Notes (as defined below) comply with the TCEH senior secured facilities, including the requirement that these loans be made on an “arm’s-length” basis, and (ii) no mandatory repayments relating to excess cash flows were required to be made under the TCEH senior secured facilities by TCEH for fiscal years 2008, 2009 and 2010.

In addition, the Amendment contains certain provisions related to notes receivable from EFH Corp. that are payable to TCEH on demand and arise from cash loaned for (i) debt principal and interest payments (the “P&I Note”) and (ii) other general corporate purposes of EFH Corp. (the “SG&A Note,” and together with the P&I Note, the “Intercompany Notes”). In addition to the acknowledgement described above, TCEH agreed in the Amendment:

(1) not to make any further loans under the SG&A Note to EFH Corp.;

(2) that borrowings outstanding under the P&I Note will not exceed $2 billion in the aggregate at any time; and

(3) that the sum of (a) the outstanding senior secured indebtedness (including guarantees) issued by EFH Corp. or any subsidiary of EFH Corp. (including EFIH) secured by a second-priority lien on the equity interests that EFIH owns in Oncor Holdings (the “EFIH Second-Priority Debt”) and (b) the aggregate outstanding amount of the Intercompany Notes will not exceed, at any time, the maximum amount of EFIH Second-Priority Debt permitted by the indenture governing the EFH Corp. 10% Notes as in effect on April 7, 2011.

Further, in connection with the Amendment, the following actions were taken with respect to the Intercompany Notes:

(1) EFH Corp. repaid $770 million of borrowings under the SG&A Note; and

(2) EFIH and EFCH guaranteed, on an unsecured basis, the remaining balance of the SG&A Note (consistent with the existing EFIH and EFCH unsecured guarantees of the P&I Note).

TCEH also repaid all borrowings outstanding under its note payable to EFH Corp.

Although the Amendment became effective on April 7, 2011, the closing and effectiveness of the Extension was conditioned upon the satisfaction of certain conditions, including, among others, (a) the closing of an offering of senior secured notes (unless waived by TCEH) and (b) the aggregate pro-rata repayment of certain outstanding loans under the TCEH senior secured facilities and, solely with respect to the extended commitments under the TCEH revolving credit facility, the reduction of certain commitments under the TCEH revolving credit facility. On April 19, 2011, TCEH and TCEH Finance issued $1,750 million aggregate principal amount of 11.5% Senior Secured Notes due 2020 (the “TCEH Senior Secured Notes”) at 99.295% of face value and used the net proceeds from the issuance of the TCEH Senior Secured Notes to repay approximately $1.6 billion aggregate principal amount of loans under the TCEH senior secured facilities and to pay certain arranger fees and expenses to the initial purchasers of the TCEH Senior Secured Notes related to the Amendment and Extension. As a result, the Extension became effective on April 19, 2011.

As a result of the Extension becoming effective, under the TCEH senior secured facilities there are approximately:

(1)	$15,402 million aggregate principal amount of term loans with maturities extended from 2014 to 2017 and $3,777 million aggregate principal amount of non-extended term loans;

(2)	$1,020 million aggregate principal amount of deposit letter of credit loans with maturities extended from 2014 to 2017 and $43 million aggregate principal amount of non-extended deposit letter of credit loans; and

(3)	$1,414 million aggregate principal amount of revolving commitments with maturities extended from 2013 to 2016 and $640 million aggregate principal amount of non-extended commitments under the TCEH revolving credit facility.

The interest rate on the extended term loans and extended deposit letter of credit loans increased from LIBOR plus 3.50% to LIBOR plus 4.50%. The interest rate on the extended revolving commitments increased from LIBOR plus 3.50% to LIBOR plus 4.50%, and the undrawn fee with respect to such commitments increased from 0.50% to 1.00%. Upon the effectiveness of the Extension, TCEH paid an up-front extension fee of 350 basis points on extended term loans and extended deposit letter of credit loans to lenders that agreed to extend their term loans and deposit letter of credit loans.

The TCEH senior secured facilities include a “springing maturity” provision pursuant to which (a) in the event that more than $500 million aggregate principal amount of the TCEH Senior Notes due in 2015 (other than notes held by EFH Corp. or its controlled affiliates as of March 31, 2011 to the extent held as of the date of determination) or more than $150 million aggregate principal amount of the TCEH Senior Notes due in 2016 (other than notes held by EFH Corp. or its controlled affiliates as of March 31, 2011 to the extent held as of the date of determination), as applicable, remain outstanding as of 91 days prior to the maturity date of the applicable notes and (b) TCEH’s Consolidated Total Debt to Consolidated EBITDA Ratio (as such term is defined in the TCEH senior secured facilities) is greater than 6.00 to 1.00 at such applicable determination date, then the maturity date of the extended loans will automatically change to 90 days prior to the maturity date of the applicable notes.

Additional Information

EFH Corp. was incorporated in Texas in 1996. Our principal executive offices are located at Energy Plaza, 1601 Bryan Street, Dallas, TX 75201-3411. The telephone number of our principal executive offices is (214) 812-4600. Our website is http://www.energyfutureholdings.com. Information on or connected to our website does not constitute part of this prospectus.

The Notes

The summary below describes the principal terms of the notes and the related indentures. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the Notes” section of this prospectus contains more detailed descriptions of the terms and conditions of the notes and the related indentures.

Issuer	Energy Future Holdings Corp.

Securities Offered	$2,500,000,000 aggregate principal amount of notes consisting of:

• $1,000,000,000 5.55% Series P Senior Notes due November 15, 2014;

• $750,000,000 6.50% Series Q Senior Notes due November 15, 2024; and

• $750,000,000 6.55% Series R Senior Notes due November 15, 2034.

Maturity Date	The 2014 notes will mature on November 15, 2014, the 2024 notes will mature on November 15, 2024 and the 2034 notes will mature on November 15, 2034.

Interest Rate	The 2014 notes bear interest at the annual rate of 5.55%, the 2024 notes bear interest at the annual rate of 6.50% and the 2034 notes bear interest at the annual rate of 6.55%. Interest on the notes began to accrue from the date of original issuance, calculated on the basis of a 360-day year consisting of twelve 30-day months, and with respect to any period less than a full month, on the basis of the actual number of days elapsed during such period.

Interest Payment Dates	Interest on the notes is payable on May 15 and November 15 of each year.

Indentures	EFH Corp. issued each series of notes under a separate Indenture, each dated as of November 1, 2004, from EFH Corp. to The Bank of New York Mellon (formerly known as The Bank of New York), as Trustee. In this prospectus, EFH Corp. refers to these indentures as the “Indentures” and the trustee under the Indentures as the “Trustee.”

Ranking	The notes are:

• senior obligations of EFH Corp. and rank equally in right of payment with all senior indebtedness of EFH Corp. (including the EFH Corp. Senior Notes and the EFH Corp. Senior Secured Notes);

• effectively subordinated to any indebtedness of EFH Corp. secured by assets of EFH Corp. to the extent of the value of the assets securing such indebtedness;

•     structurally subordinated to all indebtedness and other liabilities of EFH Corp.’s non-guarantor subsidiaries, including Oncor Holdings, TCEH and each of their respective subsidiaries, any of EFH Corp.’s foreign subsidiaries and any other unrestricted subsidiaries of EFH Corp.; and

• senior in right of payment to any future subordinated indebtedness of EFH Corp.

As of December 31, 2010, (1) EFH Corp. had $1.180 billion principal amount of senior secured indebtedness and (2) the notes were structurally subordinated to approximately $38.905 billion principal amount of indebtedness (including long-term debt, including amounts due currently, and short-term borrowings) of EFH Corp.’s subsidiaries, including all of TCEH’s and its subsidiaries’ indebtedness and all of Oncor Holdings’ and its subsidiaries’ indebtedness. As of December 31, 2010, TCEH had approximately $1.701 billion of additional available capacity under its senior secured credit facilities (excluding amounts available under its senior secured cash posting credit facility and $135 million of commitments from a subsidiary of Lehman Brothers Holding Inc. (such subsidiary, “Lehman”) that has filed for bankruptcy under Chapter 11 of Title 11 of the United States Code, as amended, but including $94 million of undrawn commitments from Lehman that are only available from the fronting banks and the swingline lender and $261 million of available letter of credit capacity), and Oncor had approximately $1.495 billion of additional available capacity under its revolving credit facility (excluding $122 million of undrawn commitments from Lehman and subject to certain bond credit availability). In addition, the TCEH senior secured facilities permit TCEH to issue up to $5.0 billion of secured notes or loans ranking junior to TCEH’s senior secured borrowings.

Guarantees	None.

Security	None.

Redemption	EFH Corp. may at its option redeem all or part of each series of notes at the respective “make-whole” redemption prices discussed under “Description of the Notes—Optional Redemption” in this prospectus, plus accrued and unpaid interest to the redemption date.

Limitation on Liens	EFH Corp. may not grant a lien on the capital stock of any of its subsidiaries to secure indebtedness of EFH Corp. without similarly securing the notes, with certain exceptions. This covenant does not restrict the granting of liens by EFH Corp.’s subsidiaries in any way. See “Description of the Notes—Limitation on Liens” in this prospectus.

Trustee and Paying Agent	The Bank of New York Mellon (formerly known as The Bank of New York).

Use of Proceeds	This prospectus may be delivered in connection with the resale of notes by the Market Maker and the affiliates of the Market Maker in market-making transactions in the notes in the secondary market. We will not receive any of the proceeds from such transactions. See “Use of Proceeds.”

No Active Trading Market	The notes are not listed on any securities exchange, and we do not intend to apply for a listing of the notes on a securities exchange or any automated dealer quotation system. We cannot assure you as to the liquidity of markets that may develop for the notes, your ability to sell the notes or the price at which you would be able to sell the notes. The Market Maker has advised us that it intends to make a market in the notes as permitted by applicable laws and regulations; however, it is not obligated to do so, and it may discontinue its market-making activities at any time without notice. See “Risk Factors—Risks Related to the Notes and Our Substantial Indebtedness—Your ability to transfer the notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the notes.”

Risk Factors	In addition to the other information included in or incorporated by reference into this prospectus, you should carefully consider the information set forth in the section entitled “Risk Factors” beginning on page 5, as well as those contained in our 2010 Form 10-K, which is incorporated into this prospectus by reference, before deciding whether or not to invest in the notes.

RISK FACTORS

You should carefully consider the risk factors set forth below and the risk factors incorporated into this prospectus by reference to our 2010 Form 10-K, as well as the other information contained in and incorporated by reference into this prospectus before deciding to invest in the notes. The selected risks described below and the risks that are incorporated into this prospectus by reference to our 2010 Form 10-K are not our only risks. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial also may materially and adversely affect our business, financial condition or results of operations. Any of the following risks or any of the risks described in our 2010 Form 10-K could materially and adversely affect our business, financial condition, operating results or cash flow. In such a case, the trading price of the notes could decline, or we may not be able to make payments of interest and principal on the notes, and you may lose all or part of your original investment.

Risks Related to the Notes and Our Substantial Indebtedness

Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting obligations under the various debt agreements governing our debt.

We are highly leveraged. As of December 31, 2010, our consolidated principal amount of debt (short-term borrowings and long-term debt, including amounts due currently) totaled $36.7 billion (see Note 11 to Financial Statements in our 2010 Form 10-K), which does not include $5.446 billion principal amount of debt of Oncor. Our substantial leverage could have important consequences, including:

•	making it more difficult for us to make payments on our debt;

•

requiring a substantial portion of cash flow to be dedicated to the payment of principal and interest on our debt, thereby reducing our ability to use our cash flow to fund operations, capital expenditures and future business opportunities and execute our strategy;

•	increasing our vulnerability to adverse economic, industry or competitive developments;

•

exposing us to the risk of increased interest rates because, as of December 31, 2010, taking into consideration interest swap transactions, 13% of our long-term borrowings were at variable rates of interest;

•	limiting our ability to make strategic acquisitions or causing us to make non-strategic divestitures;

•

limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes, or to refinance existing debt, and

•

limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to competitors who are less highly leveraged and who therefore, may be able to take advantage of opportunities that we cannot due to our substantial leverage.

We may not be able to repay or refinance our debt as or before it becomes due, or obtain additional financing, particularly if forward natural gas prices do not significantly increase.

We may not be able to repay or refinance our debt obligations as or before they become due, or may be able to refinance such amounts only on terms that will increase our cost of borrowing or on terms that may be more onerous. Our ability to successfully implement any future refinancing of our debt will depend, among other things, on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control, including, without limitation, wholesale electricity prices in the Electric Reliability Council of Texas (“ERCOT”) market (which are primarily driven by the price of natural gas and ERCOT market heat rates) and general conditions in the credit markets. Refinancing may be difficult because of the slow economic recovery, the possibility of rising interest rates and the impending surge of large debt maturities of other borrowers. Due to the weakness of our credit, we may be more heavily exposed to these refinancing risks than other borrowers.

        A substantial amount of our debt is comprised of debt incurred under the TCEH senior secured facilities. As a result of the Extension becoming effective, the non-extended commitments under the TCEH revolving credit facility (approximately $640 million) will mature in October 2013, approximately $3.8 billion aggregate principal amount of non-extended term and deposit letter of credit loans under the TCEH senior secured facilities will mature in October 2014, the extended revolving commitments under the TCEH revolving credit facility (approximately $1.4 billion) will mature in October 2016 and approximately $16.4 billion aggregate principal amount of extended term loans and extended letter of credit loans under the TCEH senior secured facilities will mature in October 2017. We may not be able to refinance this debt or our other debt because of our high levels of existing debt. For example, lenders under the TCEH senior secured facilities due in 2013 and 2014 may be unwilling to refinance or otherwise extend the maturity of their lendings unless prior to or concurrently with such refinancing we refinance or otherwise extend the maturity of a substantial portion of our debt due between 2015 and 2017. This “pullforward” effect, which may cause us to refinance several maturities at once as the first becomes due, could increase our near-term refinancing needs. As of December 31, 2010, $5.6 billion principal amount of our debt was scheduled to mature in the period 2015 to 2017.

        As a result of the Extension becoming effective, the extended loans include a “springing maturity” provision pursuant to which (a) in the event that $500 million aggregate principal amount of the TCEH Senior Notes due in 2015 (other than notes held by EFH Corp. or its controlled affiliates as of March 31, 2011 to the extent held as of the date of determination) or more than $150 million aggregate principal amount of the TCEH Senior Notes due in 2016 (other than notes held by EFH Corp. or its controlled affiliates as of March 31, 2011 to the extent held as of the date of determination), as applicable, remain outstanding as of 91 days prior to the maturity date of the applicable notes and (b) TCEH’s Consolidated Total Debt to Consolidated EBITDA Ratio (as such term is defined in the TCEH senior secured facilities) is greater than 6.00 to 1.00 at such applicable determination date, then the maturity date of the extended loans will automatically change to 90 days prior to the maturity date of the applicable notes. As a result of this “springing maturity” provision, we may lose the benefit of the Extension if we are unable to refinance the requisite portion of the TCEH Senior Notes by the applicable deadline. If holders of the TCEH Senior Notes are unwilling to extend the maturities of their notes, then, to avoid the “springing maturity” of the extended loans, we may be required to repay a substantial portion of the TCEH Senior Notes at prices above market or at par. There is no assurance that we will be able to make such payments whether through cash on hand or additional financings.

Wholesale electricity prices in the ERCOT market largely correlate with the price of natural gas. Accordingly, the contribution to earnings and the value of our baseload generation assets are dependent in significant part upon the price of natural gas. Forward natural gas prices have generally trended downward since mid-2008. In recent years natural gas supply has outpaced demand as a result of increased drilling of shale gas deposits combined with lingering demand weakness associated with the economic recession, and many industry experts expect this supply/demand imbalance to continue for a number of years, thereby depressing natural gas prices for a long-term period. These market conditions are challenging to the long-term profitability of our generation assets. Specifically, low natural gas prices and their correlated effect in ERCOT on wholesale electricity prices could have a material adverse impact on the overall profitability of our generation assets for periods in which we do not have significant hedge positions. As of December 31, 2010, we have hedged only approximately 51% and 19% of our wholesale natural gas price exposure related to expected generation output for 2013 and 2014, respectively, and do not have any significant amounts of hedges in place for periods after 2014. A continuation of current forward natural gas prices or a further decline of forward natural gas prices could limit our ability to hedge our wholesale electricity revenues at sufficient price levels to support our interest payments and debt maturities, result in further declines in the values of our baseload generation assets and adversely impact our ability to refinance our debt or obtain additional financing.

In addition, our liabilities and those of EFCH exceed our and EFCH’s assets as shown on our and EFCH’s respective balance sheet prepared in accordance with U.S. GAAP as of December 31, 2010. Our assets include $6.2 billion of goodwill as of December 31, 2010. In the third quarter 2010, we recorded a $4.1 billion noncash goodwill impairment charge reflecting the estimated effect of lower wholesale electricity prices on the enterprise value of TCEH, driven by the sustained decline in forward natural gas prices, as indicated by our cash flow projections and declines in market values of securities of comparable companies. The value of our goodwill will continue to depend on, among other things, wholesale electricity prices in the ERCOT market. Recent valuation analyses of TCEH’s business indicate that the principal amount of its outstanding debt exceeds its enterprise value. We may have difficulty successfully implementing any refinancing of our debt or obtaining additional financing due to the valuation of our assets.

Further, a lack of available liquidity could adversely impact the evaluation of our creditworthiness by counterparties and rating agencies. In particular, such concerns by existing and potential counterparties could significantly limit TCEH’s wholesale market activities, including its long-term hedging program.

We may pursue transactions and initiatives that are unsuccessful or do not produce the desired outcome.

Future transactions and initiatives that we may pursue may have significant effects on our business, capital structure, liquidity and/or results of operations. For example, in addition to the exchanges and repurchases of our debt that are described in Note 11 to Financial Statements in our 2010 Form 10-K, we have and may continue to pursue, from time to time, transactions and initiatives of various types, including, without limitation, debt exchange transactions, debt repurchases, equity or debt issuances, debt refinancing transactions (including extensions of maturity dates of our debt), asset sales, joint ventures, recapitalizations, business combinations and other strategic transactions. There can be no guarantee that any of such transactions or initiatives would be successful or produce the desired outcome, which could ultimately affect us in a material and adverse manner. Moreover, the effects of any of these transactions or initiatives could be material and adverse to holders of our debt and could be disproportionate, and directionally different, with respect to one class or type of debt than with respect to others.

Despite our current high debt level, we may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial debt.

We may be able to incur additional debt in the future. Although our debt agreements contain restrictions on the incurrence of additional debt, these restrictions are subject to a number of significant qualifications and exceptions. Under certain circumstances, the amount of debt, including secured debt, that could be incurred in compliance with these restrictions could be substantial. If new debt is added to our existing debt levels, the related risks that we and holders of our existing debt instruments now face would intensify.

Increases in interest rates may negatively impact our results of operations, liquidity and financial condition.

Certain of our borrowings, to the extent the interest rate is not fixed by interest rate swaps, are at variable rates of interest. An increase in interest rates would have a negative impact on our results of operations by causing an increase in interest expense.

As of December 31, 2010, we had $4.494 billion aggregate principal amount of variable rate long-term debt (excluding $1.135 billion of long-term borrowings associated with the TCEH letter of credit facility that are invested at a variable rate), taking into account interest rate swaps that fix the interest rate on $15.8 billion in notional amount of variable rate debt. As a result, as of December 31, 2010, a 100 basis point increase in interest rates would increase our annual interest expense by approximately $45 million. See discussion of interest rate swap transactions in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Significant Activities and Events,” in our 2010 Form 10-K.

Our interest expense and related charges for the year ended December 31, 2010 totaled $3.554 billion, including $207 million of unrealized mark-to-market net losses on interest rate swaps.

As a result of the Extension, the interest rates on a material portion of TCEH’s debt have increased and its unhedged interest rate exposure has materially increased because its existing interest rate hedges do not cover the extended time period.

Our debt agreements and the Oncor “ring-fencing” measures contain restrictions that limit flexibility in operating our businesses.

Our debt agreements contain various covenants and other restrictions that limit our ability to engage in specified types of transactions and may adversely affect our ability to operate our businesses. These covenants and other restrictions limit our ability to, among other things:

•	incur additional debt or issue preferred shares;

•	pay dividends on, repurchase or make distributions in respect of capital stock or make other restricted payments;

•	make investments;

•	sell or transfer assets;

•	create liens on assets to secure debt;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into transactions with affiliates;

•	designate subsidiaries as unrestricted subsidiaries, and

•	repay, repurchase or modify certain subordinated and other material debt.

There are a number of important limitations and exceptions to these covenants and other restrictions. See Note 11 to Financial Statements in our 2010 Form 10-K for a description of these covenants and other restrictions.

Under the TCEH senior secured facilities, TCEH is required to maintain a consolidated secured debt to consolidated EBITDA ratio below specified levels. TCEH’s ability to maintain the consolidated secured debt to consolidated EBITDA ratio below such levels can be affected by events beyond its control, including, without limitation, wholesale electricity prices (which are primarily derived by the price of natural gas and ERCOT market heat rates), and there can be no assurance that TCEH will comply with this ratio. As of December 31, 2010, TCEH’s consolidated secured debt to consolidated EBITDA ratio was 5.19 to 1.00, which compares to the maximum consolidated secured debt to consolidated EBITDA ratio of 8.00 to 1.00 currently permitted under the TCEH senior secured facilities, as amended by the Amendment and Extension. The secured debt portion of the ratio excludes (a) up to $1.5 billion of debt secured by a first-priority lien that may be issued in the future (including the TCEH Senior Secured Notes discussed in “Prospectus Summary – Recent Developments”) if the proceeds of such debt are used to paydown term loans or deposit letter of credit loans under the TCEH senior secured facilities and (b) debt secured by a lien ranking junior to the TCEH senior secured facilities, including the TCEH Senior Secured Second Lien Notes.

A breach of any of these covenants or restrictions could result in an event of default under one or more of our debt agreements, including as a result of cross default provisions. Upon the occurrence of an event of default under one of these debt agreements, our lenders or noteholders could elect to declare all amounts outstanding under that debt agreement to be immediately due and payable and/or terminate all commitments to extend further credit. Such actions by those lenders or noteholders could cause cross defaults under our other debt. If we were unable to repay those amounts, the lenders or noteholders could proceed against any collateral granted to them to secure such debt. If lenders or noteholders accelerate the repayment of borrowings, we may not have sufficient assets and funds to repay those borrowings.

In addition, as described in Note 1 to Financial Statements in our 2010 Form 10-K, EFH Corp. and Oncor have implemented a number of “ring-fencing” measures to enhance the credit quality of Oncor Holdings and its subsidiaries, including Oncor. Those measures, many of which were agreed to and required by the PUCT’s Order on Rehearing in Docket No. 34077, include, among other things:

•	Oncor Holdings’ and Oncor’s board of directors being comprised of a majority of directors that are independent from the Texas Holdings Group, EFH Corp. and its other subsidiaries;

•	Oncor being treated as an unrestricted subsidiary with respect to EFH Corp.’s and EFIH’s debt;

•	Oncor not being restricted from incurring its own debt;

•	Oncor not guaranteeing or pledging any of its assets to secure the debt of any member of the Texas Holdings Group;

•

restrictions on distributions by Oncor, and the right of the independent members of Oncor’s board of directors and the largest non-majority member of Oncor to block the payment of distributions to Oncor Holdings (i.e., such distributions not being available to EFH Corp. under certain circumstances), and

•	restrictions on the ability to sell a majority interest in Oncor until October 2012.

Lenders and holders of our debt have in the past alleged and may allege in the future that we are not operating in compliance with covenants in our debt agreements, which even if the claims have no merit, could cause the trading price of the notes to decline.

Given our financial condition, lenders or holders of our debt may assert that we are not operating in compliance with covenants in our debt agreements or make other related allegations, including for the purpose of accelerating the maturity of such debt and/or attempting to obtain economic benefits from us. Even if any claim by lenders or holders of our debt alleging noncompliance or an event of default under our debt agreements is without merit, such a claim could nevertheless cause the trading price of the notes to decline.

We may not be able to generate sufficient cash to service all of our debt and may be forced to take other actions to satisfy our obligations under our debt agreements, which may not be successful.

Our ability to make scheduled payments on our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control, including, without limitation, wholesale electricity prices (which are primarily driven by the price of natural gas and ERCOT market heat rates). We may not be able to maintain a level of cash flows sufficient to permit us to pay the principal, premium, if any, and interest on our debt. As of December 31, 2010, TCEH has hedged only approximately 51% and 19% of its wholesale natural gas price exposure related to expected generation output for 2013 and 2014, respectively, and does not have any significant amounts of hedges in place for periods after 2014. A continuation of current forward natural gas prices or a further decline of forward natural gas prices could limit TCEH’s ability to hedge its wholesale electricity revenues at sufficient price levels to support its interest payments or debt maturities and result in further declines in the value of TCEH’s baseload generation assets.

If cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and might be forced to reduce or delay investments and capital expenditures, or to dispose of assets or operations, seek additional capital or restructure or refinance debt. These alternative measures may not be successful, may not be completed on economically attractive terms or may not be adequate for us to meet our debt service obligations when due. Additionally, our debt agreements limit the use of the proceeds from many dispositions of assets or operations. As a result, we may not be allowed, under these documents, to use proceeds from these dispositions to satisfy our debt service obligations.

Further, a lack of available liquidity could adversely impact the evaluation of our creditworthiness by counterparties and rating agencies. In particular, such concerns by existing and potential counterparties could significantly limit TCEH’s wholesale market activities, including its long-term hedging program.

Under the terms of the indentures governing the TCEH Senior Notes, the TCEH Senior Secured Second Lien Notes and the TCEH Senior Secured Notes and the terms of the TCEH senior secured facilities, TCEH is restricted from making certain payments to EFH Corp.

EFH Corp. is a holding company and substantially all of its reported consolidated assets are held by its subsidiaries. As of December 31, 2010, TCEH and its subsidiaries held approximately 80% of EFH Corp.’s reported consolidated assets and for the year ended December 31, 2010, TCEH and its subsidiaries represented all of EFH Corp.’s reported consolidated revenues. EFH Corp. may need to borrow money from TCEH from time to time in order to pay its obligations. However, under the terms of the indentures governing the TCEH Senior Notes, the TCEH Senior Secured Second Lien Notes and the TCEH Senior Secured Notes and the terms of the TCEH senior secured facilities, TCEH is restricted from making certain payments to EFH Corp., except in the form of certain loans to cover certain of EFH Corp.’s obligations and dividends and distributions in certain other limited circumstances if permitted by applicable state law. Further, the indentures governing the TCEH Senior Notes, the TCEH Senior Secured Second Lien Notes and the TCEH Senior Secured Notes and the terms of the TCEH senior secured facilities do not permit such intercompany loans to service EFH Corp. debt unless required for EFH Corp. to pay principal, premium and interest when due on debt incurred by EFH Corp. to finance the merger (completed on October 10, 2007) referred to in the Agreement and Plan of Merger, dated February 25, 2007, under which Texas Holdings agreed to acquire EFH Corp. (the “Merger”), or that was in existence prior to the Merger, or any debt incurred by EFH Corp. to replace, refund or refinance such debt. Such loans are also permitted to service other debt, subject to limitations on the amount of the loans. As a result, unless and until the net proceeds from the offering of any notes by EFH Corp. are used to replace, refund or refinance EFH Corp. debt, intercompany loans from TCEH to EFH Corp. to make payments on such notes are restricted. In addition, TCEH is prohibited from making certain loans to EFH Corp. if certain events of default under the indentures governing the TCEH Senior Notes, the TCEH Senior Secured Second Lien Notes or the TCEH Senior Secured Notes or the terms of the TCEH senior secured facilities have occurred and are continuing.

In connection with the Amendment, certain actions with respect to the intercompany loans have been taken, including, among others, that (a) TCEH agreed not to make any further loans under the SG&A Note to EFH Corp., (b) TCEH agreed that outstanding borrowings under the P&I Note will not exceed $2 billion in the aggregate at any time, and (c) TCEH agreed that the sum of (i) the EFIH Second-Priority Debt and (ii) the aggregate amount of the Intercompany Notes will not exceed, at any time, the maximum amount of EFIH Second-Priority Debt permitted by the indenture governing the EFH Corp. 10% Notes as in effect on the date of the Amendment. Additionally, a lender could attempt to attack the Intercompany Notes by filing a state law cause of action for fraudulent conveyance under principles similar to those permitted under the U.S. Bankruptcy Code. If a lender were to show that the Intercompany Notes from TCEH to EFH Corp. were fraudulent transfers, those loans could be voided and the amount of the loans would be required to be returned to TCEH. If TCEH is not able to continue making intercompany loans to EFH Corp. as a result of the restrictions in the Amendment or otherwise, EFH Corp. may not have sufficient cash flows to meet its obligations.

Under the terms of the indentures governing the EFIH Notes, EFIH is restricted from making certain payments to EFH Corp.

EFH Corp. is a holding company and substantially all of its consolidated assets are held by its subsidiaries. As of December 31, 2010, EFIH and its subsidiaries held approximately 12% of EFH Corp.’s reported consolidated assets, which assets consist primarily of EFIH’s investment in Oncor Holdings. Accordingly, EFH Corp. depends upon EFIH for a significant amount of its cash flows and relies on such cash flows in order to pay its obligations. However, under the terms of the indenture governing the EFIH Notes, EFIH is restricted from making certain payments, including dividends and loans, to EFH Corp., except in limited circumstances.

EFH Corp. has a very limited ability to control activities at Oncor due to structural and operational “ring-fencing” measures.

EFH Corp. depends upon Oncor for a significant amount of its cash flows and relies on such cash flows in order to pay its obligations. However, EFH Corp. has a very limited ability to control the activities of Oncor. As part of the “ring-fencing” measures implemented by EFH Corp. and Oncor, a majority of the members of Oncor’s board of directors are required to meet the New York Stock Exchange requirements for independence in all material respects, and the unanimous, or majority, consent of such directors is required for Oncor to take certain actions. In addition, any new independent directors are required to be appointed by the nominating committee of Oncor Holdings’ board of directors, a majority of whose members are independent directors. No member of EFH Corp.’s management is a member of Oncor’s board of directors. Under Oncor Holdings’ and Oncor’s organizational documents, EFH Corp. has limited indirect consent rights with respect to the activities of Oncor, including: new issuances of equity securities by Oncor, material transactions with third parties involving Oncor outside of the ordinary course of business, actions that cause Oncor’s assets to increase the level of jurisdiction of the U.S. Federal Energy Regulatory Commission (“FERC”), any changes to the state of formation of Oncor, material changes to accounting methods not required by U.S. GAAP, and actions that fail to enforce certain tax sharing obligations between Oncor and EFH Corp. In addition, there are restrictions on Oncor’s ability to make distributions to its members, including indirectly to EFH Corp.

If we or any of our subsidiaries default on obligations to pay indebtedness, we may not be able to make payments on the notes.

Any default under our or our subsidiaries’ debt agreements that is not waived by the required lenders or noteholders, and the remedies sought by the holders of such indebtedness, could prevent us from paying principal, premium, if any, and interest on the notes, which could substantially decrease the market price of the notes. If our subsidiaries are unable to generate sufficient cash flows and we are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we or our subsidiaries otherwise fail to comply with the various covenants, including any financial and operating covenants, in the instruments governing our or their indebtedness, we or they could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, and/or the lenders could elect to terminate their commitments thereunder, cease making further loans and, in the case of the lenders under the TCEH senior secured facilities or the holders of the EFIH Notes or the EFH Corp. Senior Secured Notes, institute foreclosure proceedings against the pledged assets, and we could be forced into bankruptcy, liquidation or insolvency. If the operating performance of our subsidiaries declines, we or certain of our subsidiaries, including TCEH and EFIH, may in the future need to obtain waivers from the required lenders or noteholders to avoid being in default. If our subsidiaries breach the covenants under the TCEH senior secured facilities or the indentures governing the TCEH Senior Notes, the TCEH Senior Secured Second Lien Notes and/or the TCEH Senior Secured Notes and seek a waiver, they may not be able to obtain a waiver from the required lenders or noteholders. If this occurs, such subsidiaries would be in default under the instruments governing that indebtedness, the lenders could exercise their rights, as described above, and such subsidiaries could be forced into bankruptcy, liquidation or insolvency.

None of our subsidiaries currently guarantees the notes. As a result, the notes are structurally subordinated to all liabilities of our subsidiaries.

The notes are not currently guaranteed by any of EFH Corp.’s subsidiaries. EFH Corp. does not have any operations, and relies on distributions from its subsidiaries. However, EFH Corp.’s historical consolidated financial statements incorporated into this prospectus by reference reflect the results of operations and assets, among other things, of all of EFH Corp.’s subsidiaries with Oncor Holdings and its subsidiaries reflected as an equity method investment. EFH Corp.’s subsidiaries generated all of its consolidated revenues for the year ended December 31, 2010, and as of December 31, 2010, EFH Corp.’s subsidiaries held substantially all of its consolidated total assets.

EFH Corp.’s subsidiaries (including Oncor Holdings and its subsidiaries) are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes, or to make any funds available therefore, whether by dividends, loans, distributions or other payments. The notes are structurally subordinated to indebtedness and other liabilities of EFH Corp.’s subsidiaries. The claims of creditors of each of the subsidiaries, including trade creditors, have priority as to the assets of these subsidiaries. In the event of a bankruptcy, liquidation or insolvency of any of these subsidiaries, these subsidiaries will pay the holders of their debts, holders of preferred equity interests and their trade creditors before they will be able to distribute any of their assets to EFH Corp. See Note 25 to Financial Statements included in our 2010 Form 10-K for financial information regarding EFH Corp.’s subsidiaries.

Your ability to transfer the notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the notes.

The notes are not listed on any securities exchange, and we do not intend to apply for any such listing. There may be limited liquidity in the trading market for the notes.

The Market Maker has advised us that it and its affiliates intend to make a market in the notes, as permitted by applicable laws and regulations; however, neither the Market Maker nor any of its affiliates is obligated to make a market in the notes, and they may discontinue their market-making activities at any time without notice. In addition, it may be restricted in its market making activities. The liquidity of any market for the notes will depend upon the number of holders of the notes, our performance, the market for similar securities, the interest in securities dealers making a market in the notes and other factors. Therefore, we cannot assure you that an active market for the notes will develop or, if developed, that it will continue. If an active market does not develop or is not maintained, the price and liquidity of the notes will be adversely affected.

Historically, the market for non investment-grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. We cannot assure you that the market, if any, for the notes will be free from similar disruptions or that any such disruptions may not adversely affect the prices at which you may sell your notes. In addition, the notes may trade at a discount from your purchase price, depending upon prevailing interest rates, the market for similar notes, our performance and other factors.

A decline in our credit ratings could negatively affect the trading price of the notes and also our ability to refinance our debt.

Our credit rating and the rating for the notes could be lowered, suspended or withdrawn entirely, at any time, by the rating agencies, if, in each rating agency’s judgment, circumstances warrant. A downgrade or withdrawal, or the announcement of a possible downgrade or withdrawal, of the credit rating for the notes may cause the trading price of the notes to decline significantly. In addition, downgrades in our long-term debt ratings may make it more difficult to refinance our debt and increase the cost of any debt that we may incur in the future.

A downgrade in the credit ratings of Oncor could negatively affect Oncor’s ability to access capital.

The interests of the Sponsor Group may differ from the interests of the holders of the notes.

The Sponsor Group indirectly owns approximately 60% of EFH Corp.’s capital stock on a fully diluted basis through its investment in Texas Holdings. Affiliates of the Market Maker may be deemed, as a result of their ownership of approximately 27% of the General Partner’s outstanding units and certain provisions of the General Partner’s Limited Liability Company Agreement, to have shared voting or dispositive power over Texas Holdings. As a result of this ownership and the Sponsor Group’s ownership in interests of the General Partner, the Sponsor Group has control over decisions regarding our operations, plans, strategies, finances and structure, including whether to enter into any corporate transaction, and will have the ability to prevent any transaction that requires the approval of EFH Corp.’s shareholders.

The interests of these persons may differ from your interests in material respects. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of the Sponsor Group, as equity holders, might conflict with your interests as a noteholder. The Sponsor Group may also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, even though such transactions might involve risks to you as a noteholder. Additionally, the indentures governing the notes do not prohibit us from paying advisory fees or dividends, and the Sponsor Group may have an interest in our doing so.

Risks Related to Structure

EFH Corp. is a holding company and its obligations are structurally subordinated to existing and future liabilities and preferred stock of its subsidiaries.

EFH Corp.’s cash flows and ability to meet its obligations are largely dependent upon the earnings of its subsidiaries and the payment of such earnings to EFH Corp. in the form of dividends, distributions, loans or otherwise, and repayment of loans or advances from EFH Corp. These subsidiaries are separate and distinct legal entities and have no obligation to provide EFH Corp. with funds for its payment obligations. Any decision by a subsidiary to provide EFH Corp. with funds for its payment obligations, whether by dividends, distributions, loans or otherwise, will depend on, among other things, the subsidiary’s results of operations, financial condition, cash requirements, contractual restrictions and other factors. In addition, a subsidiary’s ability to pay dividends may be limited by covenants in its existing and future debt agreements or applicable law. Further, the distributions that may be paid by Oncor are limited as discussed below.

Because EFH Corp. is a holding company, its obligations to its creditors are structurally subordinated to all existing and future liabilities and existing and future preferred stock of its subsidiaries that do not guarantee such obligations. Therefore, with respect to subsidiaries that do not guarantee EFH Corp.’s obligations, EFH Corp.’s rights and the rights of its creditors to participate in the assets of any subsidiary in the event that such a subsidiary is liquidated or reorganized are subject to the prior claims of such subsidiary’s creditors and holders of such subsidiary’s preferred stock. To the extent that EFH Corp. may be a creditor with recognized claims against any such subsidiary, EFH Corp.’s claims would still be subject to the prior claims of such subsidiary’s creditors to the extent that they are secured or senior to those held by EFH Corp. Subject to restrictions contained in financing arrangements, EFH Corp.’s subsidiaries may incur additional debt and other liabilities.

Oncor may or may not make any distributions to EFH Corp.

Upon the consummation of the Merger, EFH Corp. and Oncor implemented certain structural and operational “ring-fencing” measures, including certain measures required by the PUCT’s Order on Rehearing in Docket No. 34077, that were based on principles articulated by rating agencies and commitments made by Texas Holdings and Oncor to the PUCT and the FERC to further enhance Oncor’s credit quality. These measures were put in place to mitigate Oncor’s credit exposure to the Texas Holdings Group and to reduce the risk that the assets and liabilities of Oncor would be substantively consolidated with the assets and liabilities of the Texas Holdings Group in the event of a bankruptcy of one or more of those entities.

As part of the ring-fencing measures, a majority of the members of the board of directors of Oncor are required to be, and are, independent from EFH Corp. Any new independent directors of Oncor are required to be appointed by the nominating committee of Oncor Holdings. The organizational documents of Oncor give these independent directors, acting by majority vote, and, during certain periods, any director designated by Texas Transmission Investment LLC (a limited liability company that owns a 19.75% equity interest in Oncor), the express right to prevent distributions from Oncor if they determine that it is in the best interests of Oncor to retain such amounts to meet expected future requirements. Accordingly, there can be no assurance that Oncor will make any distributions to EFH Corp.

In addition, Oncor’s organizational documents limit Oncor’s distributions to its owners, including EFH Corp., through December 31, 2012 to an amount not to exceed Oncor’s net income (determined in accordance with U.S. GAAP, subject to certain defined adjustments, including goodwill impairments) and prohibit Oncor from making any distribution to EFH Corp. so long as and to the extent that such distribution would cause Oncor’s regulatory capital structure to exceed the debt-to-equity ratio established from time to time by the PUCT for ratemaking purposes, which is currently set at 60% debt to 40% equity. See Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Regulatory Matters — Oncor Matters with the PUCT,” in our 2010 Form 10-K for discussion of a rate review filed by Oncor in January 2011 that, among other things, requested a revised regulatory capital structure of 55% debt to 45% equity.

In March 2009, the PUCT awarded Oncor the right to construct transmission lines and facilities associated with its Competitive Renewable Energy Zone Transmission Plan, the cost of which is estimated by Oncor to be approximately $1.75 billion (see discussion in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Regulatory Matters,” in our 2010 Form 10-K). With the award, it is likely Oncor will incur additional debt. In addition, Oncor may incur additional debt in connection with other investments in infrastructure or technology, including automated accounting systems. Accordingly, while Oncor is required to maintain a specified debt-to-equity ratio, there can be no assurance that Oncor’s equity balance will be sufficient to maintain the required debt-to-equity ratio established from time to time by the PUCT for ratemaking purposes, thereby restricting Oncor from making any distributions to EFH Corp. In addition, any increase in Oncor’s interest expense may reduce the amounts available to be distributed to EFH Corp.

Oncor’s ring-fencing measures may not work as planned.

In 2007, EFH Corp. and Oncor implemented certain structural and operational “ring-fencing” measures, including certain measures required by the PUCT’s Order on Rehearing in Docket No. 34077, that were based on principles articulated by rating agencies and commitments made by Texas Holdings and Oncor to the PUCT and the FERC to further enhance Oncor’s credit quality. These measures were put in place to mitigate Oncor’s credit exposure to the Texas Holdings Group and to reduce the risk that a court would order any of the assets and liabilities of Oncor Holdings and its direct and indirect subsidiaries, including Oncor (the “Oncor Ring-Fenced Entities”), to be substantively consolidated with those of any member of the Texas Holdings Group in the event that a member of the Texas Holdings Group were to become a debtor in a bankruptcy case. Nevertheless, bankruptcy courts have broad equitable powers, and as a result, outcomes in bankruptcy proceedings are inherently difficult to predict. Accordingly, if any member of the Texas Holdings Group were to become a debtor in a bankruptcy case, there can be no assurance that a court would not order an Oncor Ring-Fenced Entity’s assets and liabilities to be substantively consolidated with those of such member of the Texas Holdings Group or that a proceeding would not result in a disruption of services Oncor receives from or jointly with affiliates. See Note 1 to Financial Statements in our 2010 Form 10-K for additional information on ring-fencing measures.

In addition, Oncor’s access to capital markets and cost of debt could be directly affected by its credit ratings. Any adverse action with respect to Oncor’s credit ratings would generally cause borrowing costs to increase and the potential pool of investors and funding sources to decrease. Oncor’s credit ratings are currently substantially higher than those of the Texas Holdings Group. If credit rating agencies were to change their views of Oncor’s independence from any member of the Texas Holdings Group, Oncor’s credit ratings would likely decline. Despite the ring-fencing measures, rating agencies could take an adverse action with respect to Oncor’s credit ratings in response to liability management activities by EFH Corp. or any of its subsidiaries. In the event any such adverse action takes place and causes Oncor’s borrowing costs to increase, it may not be able to recover these increased costs if they exceed Oncor’s PUCT-approved cost of debt determined in its 2008 general rate case or subsequent rate cases.

FORWARD-LOOKING STATEMENTS

This prospectus, including the information incorporated into this prospectus by reference, contains “forward-looking statements,” which involve risks and uncertainties. All statements, other than statements of historical facts, that are included in or incorporated by reference into this prospectus, or made in presentations, in response to questions or otherwise, that address activities, events or developments that we expect or anticipate to occur in the future, including such matters as projections, capital allocation, future capital expenditures, business strategy, competitive strengths, goals, future acquisitions or dispositions, development or operation of power generation assets, market and industry developments and the growth of our business and operations (often, but not always, through the use of words or phrases such as “intends,” “plans,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “should,” “projection,” “target,” “goal,” “objective” and “outlook”), are forward-looking statements. Although we believe that in making any such forward-looking statement our expectations are based on reasonable assumptions, any such forward-looking statement involves uncertainties and is qualified in its entirety by reference to the discussion of risk factors under “Risk Factors” contained elsewhere in this prospectus, Item 1A, “Risk Factors” and the discussion under Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our 2010 Form 10-K, which is incorporated into this prospectus by reference, and the following important factors, among others, that could cause our actual results to differ materially from those projected in such forward-looking statements:

•

prevailing governmental policies and regulatory actions, including those of the Texas Legislature, the Governor of Texas, the U.S. Congress, the FERC, the North American Electric Reliability Corporation, the Texas Reliability Entity, Inc., the PUCT, the Railroad Commission of Texas, the U.S. Nuclear Regulatory Commission, the U.S. Environmental Protection Agency, the Texas Commission on Environmental Quality or the Commodity Futures Trading Commission, with respect to, among other things:

•	allowed prices;

•	allowed rates of return;

•	permitted capital structure;

•	industry, market and rate structure;

•	purchased power and recovery of investments;

•	operations of nuclear generating facilities;

•	operations of fossil-fueled generating facilities;

•	operations of mines;

•	acquisition and disposal of assets and facilities;

•	development, construction and operation of facilities;

•	decommissioning costs;

•	present or prospective wholesale and retail competition;

•	changes in tax laws and policies;

•	changes in and compliance with environmental and safety laws and policies, including climate change initiatives, and

•	clearing over the counter derivatives through exchanges and posting of cash collateral therewith;

•	legal and administrative proceedings and settlements;

•	general industry trends;

•	economic conditions, including the impact of a recessionary environment;

•	our ability to attract and retain profitable customers;

•	our ability to profitably serve our customers;

•	restrictions on competitive retail pricing;

•	changes in wholesale electricity prices or energy commodity prices;

•	changes in prices of transportation of natural gas, coal, crude oil and refined products;

•	unanticipated changes in market heat rates in the ERCOT electricity market;

•	our ability to effectively hedge against unfavorable commodity prices, market heat rates and interest rates;

•	weather conditions and other natural phenomena, and acts of sabotage, wars or terrorist activities;

•	unanticipated population growth or decline, or changes in market demand and demographic patterns, particularly in ERCOT;

•	changes in business strategy, development plans or vendor relationships;

•	access to adequate transmission facilities to meet changing demands;

•	unanticipated changes in interest rates, commodity prices, rates of inflation or foreign exchange rates;

•	unanticipated changes in operating expenses, liquidity needs and capital expenditures;

•	commercial bank market and capital market conditions and the potential impact of disruptions in U.S. and international credit markets;

•	the willingness of our lenders to extend the maturities of our debt instruments, and the terms and conditions of any such extensions;

•	access to capital, the cost of such capital, and the results of financing and refinancing efforts, including availability of funds in capital markets;

•	financial restrictions placed on us by the agreements governing our debt instruments;

•	our ability to generate sufficient cash flow to make interest payments on, or refinance, our debt instruments;

•	our ability to successfully execute our liability management program;

•	competition for new energy development and other business opportunities;

•	inability of various counterparties to meet their obligations with respect to our financial instruments;

•	changes in technology used by and services offered by us;

•	changes in electricity transmission that allow additional electricity generation to compete with our generation assets;

•	significant changes in our relationship with our employees, including the availability of qualified personnel, and the potential adverse effects if labor disputes or grievances were to occur;

•

changes in assumptions used to estimate costs of providing employee benefits, including medical and dental benefits, pension and other postretirement employee benefits, and future funding requirements related thereto;

•	changes in assumptions used to estimate future executive compensation payments;

•	hazards customary to the industry and the possibility that we may not have adequate insurance to cover losses resulting from such hazards;

•	significant changes in critical accounting policies;

•	actions by credit rating agencies;

•	our ability to effectively execute our operational strategy, and

•	our ability to implement cost reduction initiatives.

Any forward-looking statement speaks only as of the date on which it is made, and except as may be required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of them; nor can we assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. As such, you should not unduly rely on such forward-looking statements.

INDUSTRY AND MARKET INFORMATION

The industry and market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources, including certain data published by ERCOT, the PUCT and the New York Mercantile Exchange. We did not commission any of these publications or reports. Some data is also based on good faith estimates, which are derived from our review of internal surveys, as well as the independent sources listed above. Independent industry publications and surveys generally state that they have obtained information from sources believed to be reliable but do not guarantee the accuracy and completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified such data and make no representation as to the accuracy of such information. Forecasts are particularly likely to be inaccurate, especially over long periods of time, and we do not know what assumptions regarding general economic growth are used in preparing the forecasts included in this prospectus. Similarly, while we believe that such internal and external research is reliable, it has not been verified by any independent sources, and we make no assurances that the predictions contained therein are accurate.

USE OF PROCEEDS

This prospectus may be delivered in connection with the resale of notes by the Market Maker and its affiliates in market-making transactions in the notes in the secondary market. We will not receive any of the proceeds from such resales.

DESCRIPTION OF THE NOTES

General

In this description, the terms “we,” “our“ and “us“ each refer to EFH Corp. and its consolidated subsidiaries.

An Indenture and an officer’s certificate relating to each series of notes establish the terms of the notes. The notes are three separate series of debt securities that EFH Corp. has issued under an Indenture. The notes and all other debt securities issued under any Indenture are collectively referred to herein as “Debt Securities.” Each Indenture permits EFH Corp. to issue an unlimited amount of Debt Securities from time to time. All Debt Securities of any one series need not be issued at the same time, and a series may be reopened for issuances of additional Debt Securities of such series. This means that EFH Corp. may from time to time, without the consent of the existing holders of the notes of any series, issue additional Debt Securities having the same terms and conditions as the notes of any series in all respects, except for issue date, issue price and, if applicable, the initial interest payment on such Debt Securities. Additional Debt Securities issued in this manner will be consolidated with, and will form a single series with, the applicable series of notes.

This section summarizes the material terms of the notes and the Indentures, as supplemented by the officer’s certificates. This summary does not contain a complete description of the notes, the Indentures or the officer’s certificates. You should read this summary together with the Indentures and officer’s certificates for a complete understanding of all of the provisions and for the definitions of some terms used in this summary. Each Indenture and each officer’s certificate is available upon request to EFH Corp. or the Trustee and has been filed with the SEC and incorporated as an exhibit to the registration statement of which this prospectus is a part. In addition, each Indenture is qualified under the Trust Indenture Act of 1939 and is therefore subject to the provisions of that Act. You should read the Trust Indenture Act of 1939 for a complete understanding of its provisions. In this section, EFH Corp. includes references in parentheses to sections of the Indentures. Whenever EFH Corp. refers to particular sections or defined terms of the Indentures herein, those sections or defined terms are incorporated by reference herein.

Because EFH Corp. is a holding company that conducts all of its operations through subsidiaries, holders of the notes will generally have a position junior to the claims of creditors and preferred shareholders of the subsidiaries of EFH Corp. The Indentures do not limit the aggregate amount of indebtedness that EFH Corp. or its subsidiaries may issue, nor, except as set forth below under “Limitation on Liens,” do they limit the ability of EFH Corp. or its subsidiaries to grant a lien on any of their assets. Many of these subsidiaries have outstanding indebtedness and some have outstanding shares of preferred stock. The notes do not limit the amount of indebtedness or preferred stock issuable by EFH Corp.’s subsidiaries. The notes are unsecured obligations of EFH Corp. and rank on parity with EFH Corp.’s other unsecured and unsubordinated indebtedness. As of December 31, 2010, (1) EFH Corp. had $1.180 billion principal amount of senior secured indebtedness and (2) the notes were structurally subordinated to approximately $38.905 billion principal amount of indebtedness (including long-term debt, including amounts due currently, and short-term borrowings) of EFH Corp.’s subsidiaries, including all of TCEH’s and its subsidiaries’ indebtedness and all of Oncor Holdings’ and its subsidiaries’ indebtedness. As of December 31, 2010, TCEH had approximately $1.701 billion of additional available capacity under its senior secured credit facilities (excluding amounts available under its senior secured cash posting credit facility and $135 million of commitments from Lehman, but including $94 million of undrawn commitments from Lehman that are only available from the fronting banks and the swingline lender and $261 million of available letter of credit capacity), and Oncor had approximately $1.495 billion of additional available capacity under its revolving credit facility (excluding $122 million of undrawn commitments from Lehman and subject to certain bond credit availability). In addition, the TCEH senior secured facilities permit TCEH to issue up to $5.0 billion of secured notes or loans ranking junior to TCEH’s senior secured borrowings.

The Indentures do not contain provisions that afford holders of notes protection in the event of a highly-leveraged transaction or other similar transaction, such as the Merger, involving EFH Corp. or its subsidiaries that may adversely affect the holders.

The notes of each series were issued in fully registered form, without interest coupons, and in denominations of $1,000 and integral multiples of $1,000 in excess thereof. The notes were initially issued in book-entry form and are represented by fully registered global certificates. The global certificates are registered in the name of Cede & Co., as registered owner and as nominee for The Depository Trust Company. Purchases of beneficial interests in a global certificate are made in book-entry form. Except under the limited circumstances described in this prospectus, purchasers of these beneficial interests will not receive certificates representing their beneficial interests in the notes. See “Book Entry; Settlement and Clearance” below.

The notes may be transferred without charge, other than for applicable taxes or other governmental charges, at The Bank of New York in The City of New York.

Maturity and Interest

The 2014 notes will mature on November 15, 2014, the 2024 notes will mature on November 15, 2024 and the 2034 notes will mature on November 15, 2034, unless earlier redeemed. Interest on the notes:

•	is payable in U.S. dollars at the rate of 5.55% with respect to the 2014 notes, 6.50% with respect to the 2024 notes and 6.55% with respect to the 2034 notes;

•

is computed for each interest period on the basis of a 360-day year consisting of twelve 30-day months and with respect to any period less than a full month, on the basis of the actual number of days elapsed during such period;

•	is payable semi-annually in arrears on May 15 and November 15 of each year, and at maturity or earlier redemption; and

•

will be paid to the persons in whose names the notes are registered at the close of business (i) on the business day prior to each interest payment date if the notes are in book-entry only form or (ii) on the 15th calendar day before each interest payment date for the notes if the notes are not in book-entry only form.

EFH Corp. is not required to make transfers or exchanges of the notes for a period of 15 calendar days next preceding an interest payment date.

Optional Redemption

EFH Corp. may redeem the notes of each series, in whole or in part, at its option, at any time and from time to time prior to their maturity. EFH Corp. will give notice of its intent to redeem the notes at least 30 and not more than 60 days prior to the redemption date. If EFH Corp. redeems all or any part of the notes of any series, it will pay a “make-whole” redemption price equal to the greater of:

•	100% of the principal amount of the notes being redeemed and

•

the sum of the present values of the remaining scheduled payments of principal and interest (excluding the portion of any such interest accrued to the redemption date) on the notes of such series being redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points in the case of the 2014 notes, 35 basis points in the case of the 2024 notes or 35 basis points in the case of the 2034 notes, plus, in each case, accrued and unpaid interest on those notes to the redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the U.S. Treasury security selected by the Reference Treasury Dealer as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes to be redeemed.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the H. 15 Daily Update of the Federal Reserve Bank or (ii) if such release (or any successor release) is not published or does not contain prices on such business day, the Reference Treasury Dealer Quotation actually determined by the Trustee for such redemption date.

“H.15(519)” means the weekly statistical release entitled “H.15 (519) Selected Interest Rates,” or any successor publication, published by the Board of Governors of the Federal Reserve System.

“H.15 Daily Update” means the daily update of H.15(519) available through the worldwide website of the Board of Governors of the Federal Reserve System or any successor site or publication.

“Reference Treasury Dealer” means Citigroup Global Markets Inc., and its successors; provided, however, that if the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (Primary Treasury Dealer), EFH Corp. shall substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to the Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by the Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

If, at the time notice of redemption is given, the redemption moneys are not held by the Trustee, the redemption may be made subject to their receipt on or before the date fixed for redemption and such notice shall be of no effect unless such moneys are so received.

Upon payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

Payment and Paying Agents

In the event that any payment date is not a business day, payment will be made on the next succeeding business day, without any interest or other payment in respect of the delay, with the same force and effect as if made on the scheduled date. With respect to payments, a business day is a day, other than a Saturday, Sunday or a day on which banking institutions and trust companies are generally authorized or required to remain closed in the place of payment. The place of payment for the notes is The City of New York. Subject to any applicable laws and regulations and the provisions of the Indentures so long as the notes remain in book-entry form, each such payment will be made as described under “Book Entry; Settlement and Clearance” below.

Interest on each note payable on any interest payment date will be paid to the person in whose name that note is registered at the close of business on the regular record date for that interest payment date. However, interest payable at maturity will be paid to the person to whom the principal is paid. If there has been a default in the payment of interest on any note, the defaulted interest may be paid to the holder of that note as of the close of business on a date between 10 and 15 days before the date proposed by EFH Corp. for payment of such defaulted interest or in any other manner permitted by any securities exchange on which that note may be listed, if the Trustee finds it workable. (Indenture, Section 307.)

The principal of, and premium, if any, and interest on the notes at maturity will be payable upon presentation of the notes at the corporate trust office of The Bank of New York, in The City of New York, as paying agent for EFH Corp. However, EFH Corp. may choose to make payment of interest by check mailed to the address of the persons entitled to such payment. EFH Corp. may change the place of payment on the notes, appoint one or more additional paying agents (including EFH Corp.) and remove any paying agent, all at the discretion of EFH Corp. (Indenture, Section 602.)

Registration and Transfer

The transfer of notes may be registered, and notes may be exchanged for other notes of the same series or tranche of authorized denominations and with the same terms and principal amount, at the offices of the Trustee in The City of New York. (Indenture, Section 305.) EFH Corp. may designate one or more additional places, or change the place or places previously designated, for the registration of the transfer and the exchange of the notes. (Indenture, Section 602.) No service charge will be made for any registration of transfer or exchange of the notes. However, EFH Corp. may require payment to cover any tax or other governmental charge that may be imposed in connection with such registration of transfer or exchange. EFH Corp. is not required to execute or to provide for the registration of transfer or the exchange of:

•	any note during the 15 days before an interest payment date;

•	any note during the 15 days before giving any notice of redemption; or

•	any note selected for redemption except the unredeemed portion of any note being redeemed in part.

(Indenture, Section 305.)

Defeasance

EFH Corp. will be discharged from its obligations on the notes of a particular series if it irrevocably deposits with the Trustee or any paying agent, other than EFH Corp., sufficient cash or U.S. government securities to pay the principal, interest, any premium and any other sums when due on the stated maturity date or a redemption date of that series of notes. (Indenture, Section 701.)

Limitation on Liens

So long as any notes are outstanding, EFH Corp. will not pledge, mortgage, hypothecate or grant a security interest in, or permit any mortgage, pledge, security interest or other lien upon, any capital stock of any Subsidiary, as defined below, now or hereafter owned by EFH Corp., to secure any Indebtedness, as defined below, without also securing the outstanding notes, and all other indebtedness entitled to be so secured, equally and ratably with the Indebtedness and any other indebtedness similarly entitled to be equally and ratably secured.

This restriction does not apply to, or prevent the creation or existence of, and in connection with (1) and (2) below, any extension, renewal or refunding of:

(1)	any mortgage, pledge, security interest, lien or encumbrance upon any capital stock created at the time the capital stock is acquired by EFH Corp. or within 270 days after that time to secure all or a portion of the purchase price for the capital stock;

(2)	any mortgage, pledge, security interest, lien or encumbrance upon any capital stock existing at the time the capital stock is acquired by EFH Corp., whether or not the secured obligations are assumed by EFH Corp.; or

(3)	any judgment, levy, execution, attachment or other similar lien arising in connection with court proceedings, provided that either:

(a)	the execution or enforcement of the lien is effectively stayed within 30 days after entry of the corresponding judgment, or the corresponding judgment has been discharged within that 30 day period, and the claims secured by the lien are being contested in good faith by appropriate proceedings timely commenced and diligently prosecuted;

(b)	the payment of the lien is covered in full by insurance and the insurance company has not denied or contested coverage thereof; or

(c)	so long as the lien is adequately bonded, any appropriate and duly initiated legal proceedings for the review of the corresponding judgment, decree or order shall not have been fully terminated or the period within which these proceedings may be initiated shall not have expired.

Notwithstanding the foregoing, EFH Corp. may, without securing the notes, pledge, mortgage, hypothecate or grant a security interest in, or permit any mortgage, pledge, security interest or other lien, in addition to liens expressly permitted as described in the preceding paragraphs, upon, capital stock of any Subsidiary now or hereafter owned by EFH Corp. to secure any Indebtedness that would otherwise be subject to the foregoing restriction, up to an aggregate amount which, together with all other such Indebtedness, does not exceed 5% of Consolidated Capitalization, as defined below.

For the purposes of this subsection – “Limitation on Liens,” the following terms have the meanings given:

“Assets,” with respect to any entity, means the whole or any part of its business, property, assets, cash and receivables.

“Consolidated Capitalization” means the sum of:

(i) Consolidated Shareholders’ Equity;

(ii) Consolidated Indebtedness for money borrowed, which is total indebtedness as shown on the consolidated balance sheet of EFH Corp. and its Consolidated Subsidiaries, exclusive of any that is due and payable within one year of the date the sum is determined; and, without duplication

(iii) any preference or preferred stock of EFH Corp. or any Consolidated Subsidiary which is subject to mandatory redemption or sinking fund provisions.

“Consolidated Indebtedness” means total indebtedness as shown on the consolidated balance sheet of EFH Corp. and its Consolidated Subsidiaries.

“Consolidated Shareholders’ Equity” means the total Assets of EFH Corp. and its Consolidated Subsidiaries less all liabilities of EFH Corp. and its Consolidated Subsidiaries. As used in this definition, “liabilities” means all obligations that would, in accordance with generally accepted accounting principles in the U.S., be classified on a balance sheet as liabilities, including without limitation:

(i) indebtedness secured by property of EFH Corp. or any of its Consolidated Subsidiaries whether or not EFH Corp. or the Consolidated Subsidiary is liable for the payment of the indebtedness unless, in the case that EFH Corp. or the Consolidated Subsidiary is not so liable, the property has not been included among the Assets of EFH Corp. or the Consolidated Subsidiary on the balance sheet;

(ii) deferred liabilities; and

(iii) indebtedness of EFH Corp. or any of its Consolidated Subsidiaries that is expressly subordinated in right and priority of payment to other liabilities of EFH Corp. or such Consolidated Subsidiary.

As used in this definition, “liabilities” includes preference or preferred stock of EFH Corp. or any Consolidated Subsidiary only to the extent of any preference or preferred stock that is subject to mandatory redemption or sinking fund provisions.

“Consolidated Subsidiary” means, at any date, any Subsidiary the financial statements of which under generally accepted accounting principles would be consolidated with those of EFH Corp. in its consolidated financial statements as of that date.

“Indebtedness” means:

(i) all indebtedness created or assumed by EFH Corp. for the repayment of money borrowed;

(ii) all indebtedness for money borrowed secured by a lien upon property owned by EFH Corp. and upon which indebtedness for money borrowed EFH Corp. customarily pays interest, although EFH Corp. has not assumed or become liable for the payment of the indebtedness for money borrowed; and

(iii) all indebtedness of others for money borrowed which is guaranteed as to payment of principal by EFH Corp. or in effect guaranteed by EFH Corp. through a contingent agreement to purchase the indebtedness for money borrowed, but excluding from this definition any other contingent obligation of EFH Corp. in respect of indebtedness for money borrowed or other obligations incurred by others.

“Subsidiary” means an entity in which more than 50% of the outstanding voting stock is owned, directly or indirectly, by EFH Corp. and/or by one or more other Subsidiaries. For the purposes of this definition, “voting stock” means stock, or its equivalent ownership interest, that ordinarily has voting power for the election of directors or their equivalent, whether at all times or only so long as no senior class of stock has that voting power by reason of any contingency.

(Indenture, Section 608.)

The limitation on liens will not apply to any capital stock owned by subsidiaries of EFH Corp., except as discussed under “–Assignment of Obligations” below, or to any assets (other than capital stock) owned by EFH Corp. or any of its Subsidiaries.

Assignment of Obligations

EFH Corp. may assign its obligations under any series of notes and the related Indenture to a wholly-owned subsidiary, provided that no event of default under such Indenture, or event which with the passage of time or the giving of required notice, or both, would become an event of default under such Indenture, has occurred and is continuing. The subsidiary must assume in writing EFH Corp.’s obligations under the notes and under the related Indenture. EFH Corp. must fully and unconditionally guarantee the payment of the obligations of the assuming subsidiary under the notes and the related Indenture. EFH Corp. must also deliver to the Trustee an opinion of counsel to the effect that holders of the notes, or portions of the principal amount thereof, will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the assignment and assumption.

If such an assignment is made:

•	EFH Corp. will be released and discharged from all its other obligations under the notes and the related Indenture;

•	any covenants made by EFH Corp. with respect to the notes would become solely covenants of, and would relate only to, the assuming subsidiary; and

•

there would be no limitation on liens on the capital stock of any Subsidiary, as defined above under “–Limitations on Liens,” that is owned by EFH Corp., but the limitation will apply to capital stock of any subsidiary owned by the assuming subsidiary.

Consolidation, Merger and Sale of Assets

Under the terms of each Indenture, EFH Corp. may not consolidate with or merge into any other entity or convey, transfer or lease its properties and assets as an entirety or substantially as an entirety to any entity, unless:

•

the surviving or successor entity, or an entity which acquires by conveyance or transfer or which leases EFH Corp.’s properties and assets substantially as an entirety, is organized and validly existing under the laws of any domestic jurisdiction and it expressly assumes EFH Corp.’s obligations on all Debt Securities and under that Indenture;

•

immediately after giving effect to the transaction, no event of default under that Indenture, or event which, after notice or lapse of time or both, would become an event of default under that Indenture, shall have occurred and be continuing; and

•	EFH Corp. shall have delivered to the Trustee an officer’s certificate and an opinion of counsel as provided in that Indenture.

(Indenture, Section 1101.)

The terms of the Indentures do not restrict:

•	any consolidation or merger in which EFH Corp. is the surviving entity;

•	any conveyance, transfer or lease of any part of the properties of EFH Corp. which does not constitute conveyance, transfer or lease of its properties and assets substantially as an entirety; or

•

the approval or consent of EFH Corp. to any consolidation or merger of any direct or indirect subsidiary or affiliate of EFH Corp., or any conveyance, transfer or lease by any subsidiary or affiliate of any of its assets.

(Indenture, Section 1103.)

Events of Default

“Event of default,” when used in any Indenture with respect to a particular series of notes, means any of the following:

•	failure to pay interest on any note of that series for 30 days after it is due;

•	failure to pay the principal of or any premium on any note of that series when due;

•

failure to perform any other covenant in the Indenture relating to that series of notes that continues for 90 days after EFH Corp. receives written notice from the Trustee, or EFH Corp. and the Trustee receive a written notice from the holders of at least 33% in aggregate principal amount of the outstanding notes of that series; or

•	events of bankruptcy, insolvency or reorganization of EFH Corp. (but not of any subsidiary of EFH Corp.) specified in the Indenture relating to that series of notes.

(Indenture, Section 801.)

An event of default for a particular series of notes does not necessarily constitute an event of default for any other series of notes issued under the Indenture. The Trustee may withhold notice to the holders of notes of any default, except default in the payment of principal or interest, if it considers the withholding of notice to be in the interests of the holders.

Remedies

If an event of default under an Indenture for notes of a particular series, including each series of the notes, occurs and continues, the Trustee or the holders of at least 33% in aggregate principal amount of all the notes of that series may declare the entire principal amount of all the notes of that series, together with accrued interest, to be due and payable immediately. However, if the event of default is applicable to all outstanding Debt Securities under an Indenture, only the Trustee or holders of at least 33% in aggregate principal amount of all outstanding Debt Securities of all series, voting as one class, and not the holders of any one series, may make that declaration of acceleration.

At any time after a declaration of acceleration with respect to the notes of a particular series has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee, the event of default giving rise to the declaration of acceleration will be considered waived, and the declaration and its consequences will be considered rescinded and annulled, if:

•	EFH Corp. has paid or deposited with the Trustee a sum sufficient to pay:

(1)	all overdue interest on all notes of that series;

(2)	the principal of and premium, if any, on any notes of that series that have otherwise become due and interest that is currently due;

(3)	interest on overdue interest; and

(4)	all amounts due to the Trustee under the relevant Indenture; and

•	any other event of default under the Indenture with respect to the notes of that series has been cured or waived as provided in the Indenture.

There is no automatic acceleration, even in the event of bankruptcy, insolvency or reorganization of EFH Corp. (Indenture, Section 802.)

Other than its duties in case of an event of default under an Indenture, the Trustee is not obligated to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the holders, unless the holders offer the Trustee a reasonable indemnity. (Indenture, Section 903.) If they provide this reasonable indemnity, the holders of a majority in principal amount of any series of notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any power conferred upon the Trustee. However, if the event of default under the Indenture relates to more than one series of Debt Securities, only the holders of a majority in aggregate principal amount of all affected series of Debt Securities, considered as one class, will have the right to give this direction. The Trustee is not obligated to comply with directions that conflict with law or other provisions of an Indenture. (Indenture, Section 812.)

No holder of notes of any series will have any right to institute any proceeding under an Indenture, or any remedy under an Indenture, unless:

•	the holder has previously given to the Trustee written notice of a continuing event of default under that Indenture;

•

the holders of a majority in aggregate principal amount of the outstanding Debt Securities of all series in respect of which an event of default under that Indenture has occurred and is continuing have made a written request to the Trustee, and have offered reasonable indemnity to the Trustee to institute proceedings; and

•

the Trustee has failed to institute any proceeding for 60 days after notice and has not received during such period any direction from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of all series in respect of which an event of default under that Indenture has occurred and is continuing, inconsistent with the written request of holders referred to above.

(Indenture, Section 807.)

However, these limitations do not apply to a suit by a holder of a note for payment of the principal of or premium, if any, or interest on the note on or after the applicable due date. (Indenture, Section 808.)

EFH Corp. will provide to the Trustee an annual statement by an appropriate officer as to its compliance with all conditions and covenants under the Indentures. (Indenture, Section 606.)

Modification and Waiver

Without the consent of any holder of the notes, EFH Corp. and the Trustee may enter into one or more supplemental indentures for any of the following purposes:

•	to evidence the assumption by any permitted successor of the covenants of EFH Corp. in an Indenture and in any notes;

•	to add additional covenants of EFH Corp. or to surrender any right or power conferred upon EFH Corp. under an Indenture;

•	to add additional events of default under an Indenture;

•

to change or eliminate or add any provision to an Indenture; provided, however, that if the change, elimination or addition will adversely affect the interests of the holders of notes of any series in any material respect, it will become effective only:

(1)	when the consent of the holders of notes of such series has been obtained in accordance with the relevant Indenture; or

(2)	when no notes of the affected series remain outstanding under the relevant Indenture;

•	to provide collateral security for all but not part of the notes;

•	to establish the form or terms of Debt Securities of any other series as permitted by an Indenture;

•	to provide for the authentication and delivery of bearer securities with or without coupons;

•	to evidence and provide for the acceptance of appointment by a separate or successor Trustee or co-trustee;

•	to provide for the procedures required for use of a noncertificated system of registration for the Debt Securities of all or any series;

•	to change any place where principal, premium, if any, and interest shall be payable, notes may be surrendered for registration of transfer or exchange and notices to EFH Corp. may be served;

•	to cure any ambiguity or inconsistency; or

•

to make any other changes to or add provisions with respect to matters and questions arising under an Indenture, provided that the action will not adversely affect the interests of the holders of Debt Securities of any series in any material respect.

(Indenture, Section 1201.)

The holders of at least a majority in aggregate principal amount of the Debt Securities of all series then outstanding to which certain restrictive provisions contained or provided for in an Indenture apply, considered as one class, may waive compliance by EFH Corp. with such provisions. (Indenture, Section 607.) The holders of not less than a majority in principal amount of the outstanding notes of any series may waive any past default under an Indenture with respect to that series, except a default in the payment of principal, premium, if any, or interest and certain covenants and provisions of the Indenture that cannot be modified or be amended without the consent of the holder of each outstanding Debt Security of any series affected. (Indenture, Section 813.)

If the Trust Indenture Act is amended after the date of an Indenture in such a way as to require changes to that Indenture, that Indenture will be deemed to be amended so as to conform to that amendment to the Trust Indenture Act. EFH Corp. and the Trustee may, without the consent of any holders, enter into one or more supplemental indentures to evidence the amendment. (Indenture, Section 1201.)

The consent of the holders of a majority in aggregate principal amount of the Debt Securities of all series, including holders of the notes, then outstanding, considered as one class, is required for all other modifications to an Indenture. However, if less than all of the series of Debt Securities outstanding are directly affected by a proposed supplemental indenture, then the consent only of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of all series that are directly affected, considered as one class, will be required. No such amendment or modification may, without the consent of the holder of each outstanding Debt Security of each series so directly affected:

•

change the stated maturity of the principal of, or any installment of principal of or interest on, any Debt Security, or reduce the principal amount of any Debt Security or its rate of interest or change the method of calculating that interest rate or reduce any premium payable upon redemption, or change the currency in which payments are made, or impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any Debt Security;

•

reduce the percentage in principal amount of the outstanding Debt Securities of any series the consent of the holders of which is required for any supplemental indenture or any waiver of compliance with a provision of an Indenture or any default thereunder and its consequences, or reduce the requirements for quorum or voting; or

•	modify some of the provisions of an Indenture relating to supplemental indentures, waivers of some covenants and waivers of past defaults with respect to the Debt Securities of any series.

(Indenture, Section 1202.)

A supplemental indenture that changes the Indenture solely for the benefit of one or more particular series of Debt Securities, or modifies the rights of the holders of Debt Securities of one or more series, will not affect the rights under an Indenture of the holders of the Debt Securities of any other series. (Indenture, Section 1202.)

The Indenture provides that Debt Securities owned by EFH Corp. or anyone else required to make payment on the Debt Securities or their respective affiliates shall be disregarded and considered not to be outstanding in determining whether the required holders have given a request or consent. (Indenture, Section 101.)

EFH Corp. may fix in advance a record date to determine the required number of holders entitled to give any request, demand, authorization, direction, notice, consent, waiver or other such act of the holders, but EFH Corp. shall have no obligation to do so. If EFH Corp. fixes a record date, that request, demand, authorization, direction, notice, consent, waiver or other such act of the holders may be given before or after that record date, but only the holders of record at the close of business on that record date will be considered holders for the purposes of determining whether holders of the required percentage of the outstanding notes have authorized or agreed or consented to the request, demand, authorization, direction, notice, consent, waiver or other such act of the holders. For that purpose, the outstanding notes shall be computed as of the record date. Any request, demand, authorization, direction, notice, consent, election, waiver or other such act of a holder of any Debt Security will bind every future holder of that Debt Security and the holder of every Debt Security issued upon the registration of transfer of or in exchange for that Debt Security. A transferee will also be bound by acts of the Trustee or EFH Corp. in reliance thereon, whether or not notation of that action is made upon the Debt Security. (Indenture, Section 104.)

Resignation of a Trustee

The Trustee may resign at any time by giving written notice to EFH Corp. or may be removed at any time by act of the holders of a majority in principal amount of all series of Debt Securities then outstanding delivered to the Trustee and EFH Corp. No resignation or removal of the Trustee and no appointment of a successor trustee will be effective until the acceptance of appointment by a successor trustee. So long as no event of default or event which, after notice or lapse of time, or both, would become an event of default has occurred and is continuing and except with respect to a trustee appointed by act of the holders, if EFH Corp. has delivered to the Trustee a resolution of its Board of Directors appointing a successor trustee and such successor has accepted the appointment in accordance with the terms of the relevant Indenture, the Trustee will be deemed to have resigned and the successor will be deemed to have been appointed as trustee in accordance with such Indenture. (Indenture, Section 910.)

Notices

Notices to holders of the notes of each series will be given by mail to the addresses of such holders as they may appear in the security register for the notes of that series. (Indenture, Section 106.)

Title

EFH Corp., the Trustee, and any agent of EFH Corp. or of the Trustee, may treat the person in whose name any note is registered as the absolute owner of that note, whether or not such note may be overdue, for the purpose of making payments and for all other purposes irrespective of notice to the contrary. (Indenture, Section 308.)

Governing Law

The Indentures and the notes provide that they will be governed by, and construed in accordance with, the laws of the State of New York. (Indenture, Section 112.)

Information About the Trustee

The Trustee under each Indenture will be The Bank of New York. In addition to acting as Trustee, The Bank of New York acts, and may act, as trustee under various other indentures, trusts and guarantees of EFH Corp. and its affiliates. EFH Corp. and its affiliates maintain deposit accounts and credit and liquidity facilities and conduct other commercial and investment banking transactions with the Trustee and its affiliates in the ordinary course of their businesses.

BOOK ENTRY; SETTLEMENT AND CLEARANCE

The notes are represented by one or more global notes in registered form without interest coupons (collectively, the “global notes”). The global notes have been deposited with the applicable registrar as custodian for The Depository Trust Company (“DTC”), and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for definitive notes in registered certificated form (“certificated notes”) except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the global notes will not be entitled to receive physical delivery of notes in certificated form.

Transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, Société Anonyme (“Clearstream, Luxembourg”)), which may change from time to time.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream, Luxembourg is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). DTC was created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised us that, pursuant to procedures established by it:

•	DTC will credit portions of the principal amount of the global notes to the accounts of the Participants; and

•

ownership of these interests in the global notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the global notes).

Investors in the global notes who are Participants may hold their interests therein directly through DTC. Investors in the global notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream, Luxembourg) that are Participants. All interests in a global note, including those held through Euroclear or Clearstream, Luxembourg, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream, Luxembourg may also be subject to the procedures and requirements of such systems. The laws of some jurisdictions require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a person having beneficial interests in a global note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the relevant indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, and additional interest, if any, on a global note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the relevant indenture. Under the terms of the indentures, we and the trustee will treat the persons in whose names the notes, including the global notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither we, the trustee nor any agent of ours or the trustee has or will have any responsibility or liability for:

•

any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to, or payments made on account of, beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the global notes; or

•	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be our responsibility or the responsibility of DTC or the trustee. Neither we nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Except for trades involving only Euroclear and Clearstream, Luxembourg participants, interests in the global notes are expected to be eligible to trade in DTC’s Same Day Funds Settlement System and secondary market trading activity in such interests will, therefore, settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its Participants. See “— Same Day Settlement and Payment.”

Transfers between the Participants will be effected in accordance with DTC’s procedures and will be settled in same day funds, and transfers between participants in Euroclear and Clearstream, Luxembourg will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream, Luxembourg participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, Luxembourg, as the case may be, by its respective depositary. However, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, Luxembourg, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, Luxembourg, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note from DTC, and making or receiving payment in accordance with normal procedures for same day funds settlement applicable to DTC. Euroclear participants and Clearstream, Luxembourg participants may not deliver instructions directly to the depositories for Euroclear or Clearstream, Luxembourg.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the global notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an event of default under the notes, DTC reserves the right to exchange the global notes for legended notes in certificated form and to distribute such notes to its Participants.

Although DTC, Euroclear and Clearstream, Luxembourg have agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither we nor the trustee nor any of our or its agents will have any responsibility for the performance by DTC, Euroclear or Clearstream, Luxembourg or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A global note is exchangeable for certificated notes if:

•

DTC (1) notifies us that it is unwilling or unable to continue as depositary for the global notes or (2) has ceased to be a clearing agency registered under the Exchange Act and, in either case, we fail to appoint a successor depositary; or

•	there has occurred and is continuing an event of default with respect to the notes.

In addition, beneficial interests in a global note may be exchanged for certificated notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the relevant indenture. In all cases, certificated notes delivered in exchange for any global note or beneficial interests in global notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Same Day Settlement and Payment

EFH Corp. will make payments in respect of the notes represented by the global notes (including principal, premium, if any, and interest, if any) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. EFH Corp. will make all payments of principal, interest and premium, if any, with respect to certificated notes by wire transfer of immediately available funds to the accounts specified by the holders of the certificated notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the global notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. EFH Corp. expects that secondary trading in any certificated notes will also be settled in immediately available funds.

Because of time-zone differences, credits of interests in the global notes received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions involving interests in such global notes settled during such processing will be reported to the relevant Clearstream, Luxembourg or Euroclear participants on such business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of interests in the global notes by or through a Clearstream, Luxembourg participant or a Euroclear participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in DTC.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income and, in the case of non-U.S. holders (as defined below), estate tax consequences of the purchase, ownership and disposition of the notes as of the date of this prospectus. Unless otherwise stated, this summary deals only with notes held as capital assets (generally, property held for investment).

As used herein, a “U.S. holder” means a beneficial owner of the notes that is for U.S. federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

The term “non-U.S. holder” means a beneficial owner of the notes (other than a partnership or any other entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. holder.

This summary does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are a person subject to special tax treatment under the U.S. federal income tax laws, including, without limitation:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	a tax-exempt organization;

•	an insurance company;

•	a person holding the notes as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for their securities;

•	a person liable for alternative minimum tax;

•	a partnership or other pass-through entity for U.S. federal income tax purposes;

•	a U.S. holder whose “functional currency” is not the U.S. dollar;

•	a “controlled foreign corporation”;

•	a “passive foreign investment company”; or

•	a United States expatriate.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, possibly on a retroactive basis, so as to result in U.S. federal income and estate tax consequences different from those summarized below.

If a partnership (including any entity classified as a partnership for U.S. federal income tax purposes) holds notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner in a partnership holding notes, you should consult your own tax advisors regarding the tax consequences of an investment in the notes.

This summary does not represent a detailed description of the U.S. federal income and estate tax consequences that may be applicable to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws. It is not intended to be, and should not be construed to be, legal or tax advice to any particular purchaser of notes. You should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the ownership of the notes, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Certain Tax Consequences to U.S. Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to U.S. holders of the notes.

Payments of Interest. Interest on a note will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for U.S. federal income tax purposes.

Market Discount. If you purchase a note for an amount that is less than its principal amount, the amount of the difference will be treated as “market discount” for U.S. federal income tax purposes, unless that difference is less than a specified de minimis amount. Under the market discount rules, you will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, a note as ordinary income to the extent of the market discount that you have not previously included in income and are treated as having accrued on the note at the time of the payment or disposition.

In addition, you may be required to defer, until the maturity of the note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness attributable to the note. You may elect, on a note-by-note basis, to deduct the deferred interest expense in a tax year prior to the year of disposition. You should consult your own tax advisors before making this election.

Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless you elect to accrue on a constant interest method. You may elect to include market discount in income currently as it accrues, on either a ratable or constant interest method, in which case the rule described above regarding deferral of interest deductions will not apply.

Amortizable Bond Premium. If you purchase a note for an amount in excess of its principal amount, you will be considered to have purchased the note at a “premium.” You generally may elect to amortize the premium over the remaining term of the note on a constant yield method as an offset to interest when includible in income under your regular accounting method. If you do not elect to amortize bond premium, that premium will decrease the gain or increase the loss you would otherwise recognize on disposition of the note.

Sale, Exchange, Retirement, or Other Taxable Disposition of Notes. Upon the sale, exchange, retirement, or other taxable disposition of a note, you generally will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement or other taxable disposition (less an amount equal to any accrued but unpaid interest, which will be taxable as interest income to the extent not previously included in income as discussed above) and the adjusted tax basis of the note. Your adjusted tax basis in a note will, in general, be your cost for that note increased by any market discount previously included in income and reduced by any amortized premium. Except as described above with respect to market discount, any gain or loss will be capital gain or loss. Capital gains of non-corporate U.S. holders derived in respect of capital assets held for more than one year are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Legislation Relating to Net Investment Income. For taxable years beginning after December 31, 2012, recently-enacted legislation is scheduled to impose a 3.8% tax on the “net investment income” of certain United States citizens and resident aliens and on the undistributed “net investment income” of certain estates and trusts. Among other items, “net investment income” generally includes interest and certain net gain from the disposition of property, less certain deductions.

You should consult your tax advisors with respect to the tax consequences of the new legislation described above.

Certain Tax Consequences to Non-U.S. Holders

The following is a summary of certain U.S. federal income and estate tax consequences that will apply to non-U.S. holders of the notes.

U.S. Federal Withholding Tax. The 30% U.S. federal withholding tax will not apply to any payment of interest on the notes under the “portfolio interest rule,” provided that:

•	interest paid on the notes is not effectively connected with your conduct of a trade or business in the United States;

•

you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable United States Treasury regulations;

•	you are not a controlled foreign corporation that is related to us actually or constructively through stock ownership;

•	you are not a bank whose receipt of interest on the notes is described in Section 881(c)(3)(A) of the Code; and

•

either (a) you provide your name and address on an Internal Revenue Service (“IRS”) Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a United States person as defined under the Code or (b) you hold your notes through certain foreign intermediaries and satisfy the certification requirements of applicable United States Treasury regulations. Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed:

•	IRS Form W-8BEN (or other applicable form) certifying an exemption from or reduction in withholding under the benefit of an applicable income tax treaty; or

•

IRS Form W-8ECI (or other applicable form) certifying that interest paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States (as discussed below under “—U.S. Federal Income Tax”).

The 30% U.S. federal withholding tax generally will not apply to any payment of principal or gain that you realize on the sale, exchange, retirement or other taxable disposition of a note.

U.S. Federal Income Tax. If you are engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment), then you will be subject to U.S. federal income tax on that interest on a net income basis (although you will be exempt from the 30% U.S. federal withholding tax, provided you furnish us with a properly executed IRS Form W-8ECI as discussed above in “—U.S. Federal Withholding Tax”) in generally the same manner as if you were a U.S. holder. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of such interest, subject to adjustments.

Any gain realized on the disposition of a note generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment); or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

If a non-U.S. holder of notes is described in the first bullet point above, any gain realized upon a sale, exchange, retirement, or other taxable disposition of the notes will be subject to U.S. federal income tax in the same manner as effectively connected interest as described above. If a non-U.S. holder of notes is described in the second bullet point above, any gain realized upon a sale, exchange, retirement, or other taxable disposition of the notes will be subject to U.S. federal income tax at a statutory rate of 30%, which gain may be offset by certain losses.

U.S. Federal Estate Tax. Your estate will not be subject to U.S. federal estate tax on notes beneficially owned by you at the time of your death, provided that any payment to you on the notes would be eligible for exemption from the 30% U.S. federal withholding tax under the “portfolio interest rule” described above under “—U.S. Federal Withholding Tax” without regard to the statement requirement described in the fifth bullet point of that section.

Information Reporting and Backup Withholding

U.S. Holders

In general, information reporting requirements will apply to certain payments of principal and interest paid on the notes and to the proceeds of sale or other disposition (including retirement or a redemption) of a note paid to you (unless you are an exempt recipient such as a corporation). Backup withholding may apply to such payments if you fail to provide a correct taxpayer identification number or a certification that you are not subject to backup withholding.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Non-U.S. Holders

In general, we must report to the IRS and to you the amount of interest paid to you and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

In general, you will not be subject to backup withholding with respect to payments of interest on the notes that we make to you provided that we do not have actual knowledge or reason to know that you are a United States person as defined under the Code and we have received from you the required certification that you are a non-U.S. holder described above in the fifth bullet point under “—Certain Tax Consequences to Non-U.S. Holders—U.S. Federal Withholding Tax.”

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other taxable disposition (including retirement or a redemption) of notes within the United States or conducted through certain United States-related financial intermediaries, unless you certify to the payor under penalties of perjury that you are a non-U.S. holder (and the payor does not have actual knowledge or reason to know that you are a United States person as defined under the Code), or you otherwise establish an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of the notes by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), individual retirement accounts and other plans and arrangements that are subject to Section 4975 of the Code or any federal, state, local, non-U.S. or other laws, rules or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”) and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

This summary is based on the provisions of ERISA and the Code (and related regulations and administrative and judicial interpretations) as of the date of this prospectus. This summary does not purport to be complete and future legislation, court decisions, administrative regulations, rulings or administrative pronouncements could significantly modify the requirements summarized below. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release.

General Fiduciary Matters

ERISA imposes certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (a “Benefit Plan”) and both ERISA and the Code prohibit certain transactions involving the assets of a Benefit Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such a Benefit Plan or the management or disposition of the assets of such a Benefit Plan, or who renders investment advice for a fee or other compensation to such a Benefit Plan, is generally considered to be a fiduciary of the Benefit Plan.

In considering an investment in the notes of a portion of the assets of any Plan, a fiduciary should consult with its counsel in order to determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law. In addition, a fiduciary of a Plan should consult with its counsel in order to determine if the investment satisfies the fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit Benefit Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a nonexempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the Benefit Plan that engaged in such a nonexempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of notes by a Benefit Plan with respect to which EFH Corp. or the Market Maker are considered a party in interest or disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the United States Department of Labor has issued prohibited transaction class exemptions (“PTCEs”) that may apply to the acquisition and holding of the notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1, respecting insurance company pooled separate accounts, PTCE 91-38, respecting bank collective investment funds, PTCE 95-60, respecting life insurance company general accounts and PTCE 96-23, respecting transactions determined by in-house asset managers.

Each of these PTCEs contains conditions and limitations on its application. Fiduciaries of Plans considering acquiring and/or holding the notes in reliance of these or any other PTCE should carefully review the PTCE to assure it is applicable. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide limited relief from the prohibited transaction provisions of ERISA and the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Benefit Plan involved in the transaction and provided further that the Benefit Plan pays no more than adequate consideration in connection with the transaction.

Because of the foregoing, the notes should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding are entitled to exemptive relief from the prohibited transaction provisions of ERISA and the Code and are otherwise permissible under all applicable Similar Laws.

Representation

Accordingly, by acceptance of a note, or any interest therein, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire or hold the notes constitutes assets of any Plan or (ii) the acquisition and holding of the notes by such purchaser or transferee are entitled to exemptive relief from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code and are otherwise permissible under all applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering acquiring the notes (and holding the notes) on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investments and whether an exemption would be applicable to the purchase and holding of the notes.

PLAN OF DISTRIBUTION

This prospectus is to be used by the Market Maker and its affiliates in connection with offers and sales of the notes in market-making transactions in the secondary market effected from time to time.

The Market Maker and its affiliates may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any of the proceeds from such sales.

From time to time, the Market Maker and its affiliates have provided, and may in the future provide from time to time, investment banking and commercial banking services and financial advisory services to us for which they have in the past received, and may in the future receive, customary fees. In addition, the Market Maker and certain of its affiliates have provided, and may in the future provide from time to time, certain investment banking and commercial banking services and financial advisory services for certain of our subsidiaries and for the members of the Sponsor Group and certain of their affiliates, for which they have received, or will receive, customary fees.

The Market Maker is one of the members of the Sponsor Group. The Sponsor Group indirectly owns approximately 60% of our capital stock on a fully-diluted basis through its investment in Texas Holdings, which owns approximately 98% of our capital stock. Affiliates of the Market Maker may be deemed, as a result of their ownership of approximately 27% of the General Partner’s outstanding units and certain provisions of the General Partner’s Limited Liability Company Agreement, to have shared voting or dispositive power over Texas Holdings.

Each of Scott Lebovitz, Kenneth Pontarelli and Thomas Ferguson, who are members of EFH Corp.’s board of directors, are employees of the Market Maker or its affiliates.

An affiliate of the Market Maker is a co-documentation agent, joint lead arranger and joint lead bookrunner for, and a lender under, the TCEH senior secured facilities. This affiliate is also the sole lead arranger, sole bookrunner and posting agent for the TCEH commodity collateral posting facility. An affiliate of the Market Maker is a co-documentation agent, joint lead arranger and joint lead bookrunner for, and a lender under, Oncor’s revolving credit facility.

The Market Maker acted as dealer manager for the offers to purchase and consent solicitations with respect to $1.0 billion in aggregate principal amount of EFH Corp.’s outstanding 4.80% Series O Senior Notes due 2009, $250 million in aggregate principal amount of TCEH’s outstanding 6.125% Senior Notes due 2008 and $1.0 billion in aggregate principal amount of TCEH’s outstanding 7.000% Senior Notes due 2013. In addition, the Market Maker acted as dealer manager for the debt exchange offers completed in November 2009 by EFH Corp., EFIH and EFIH Finance to exchange EFH Corp. 9.75% Notes and EFIH 9.75% Notes for certain outstanding EFH Corp. and TCEH notes, and acted as dealer manager and solicitation agent in debt exchange offers completed in August 2010 to exchange EFIH 10% Notes and cash for EFH Corp. Senior Notes.

The Market Maker acted as an initial purchaser in connection with the original offering and sale of the EFH Corp. Senior Notes, the TCEH Senior Notes, the EFH Corp. Senior Secured Notes, the TCEH Senior Secured Second Lien Notes and the TCEH Senior Secured Notes, and received customary discounts in connection with those transactions.

The Market Maker and/or its affiliates currently own, and may from time to time trade, the notes for their own accounts in connection with their principal activities. Such sales may be made pursuant to this prospectus or otherwise pursuant to an applicable exemption from registration. Additionally, in the future, the Market Maker and/or its affiliates may, from time to time, own notes as a result of market-making activities.

We have been advised by the Market Maker that, subject to applicable laws and regulations, the Market Maker or its affiliates currently intend to make a market in the notes. However, the Market Maker is not obligated to do so, and any such market-making may be interrupted or discontinued at any time without notice. In addition, such market-making activity will be subject to the limits imposed by the U.S. Securities Act of 1933, as amended (the “Securities Act”), and the Exchange Act. We cannot assure you that an active trading market will be sustained. See “Risk Factors—Risks Related to the Notes and Our Substantial Indebtedness — Your ability to transfer the notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the notes.”

We have agreed to indemnify the Market Maker against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity and enforceability of the notes have been passed upon for us by Andrew M. Wright, Vice President & Associate General Counsel of EFH Corporate Services Company, Dallas, Texas. Mr. Wright beneficially owns 50,000 shares of common stock of EFH Corp. In addition, Mr. Wright owns 125,000 restricted share units settleable in shares of EFH Corp. common stock that vest in October 2014.

EXPERTS

The EFH Corp. consolidated financial statements incorporated in this prospectus by reference from our 2010 Form 10-K, and the effectiveness of EFH Corp.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the financial statements and include an explanatory paragraph regarding EFH Corp.’s adoption of amended consolidation accounting standards related to variable interest entities and EFH Corp.’s adoption of amended guidance regarding transfers of financial assets effective January 1, 2010, on a prospective basis and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting). Also, the consolidated financial statements of Oncor Holdings incorporated in this prospectus by reference from our 2010 Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

EFH Corp. files annual, quarterly and current reports and other information with the United States Securities and Exchange Commission (the “SEC”). You may read and copy any document EFH Corp. has filed or will file with the SEC at the SEC’s public website (www.sec.gov) or at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, DC 20549. Copies of such materials can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Unless specifically listed under “Incorporation by Reference” below, the information EFH Corp. has filed or will file with the SEC is not intended to be incorporated by reference in this prospectus, and you should not consider that information a part of this prospectus.

EFH Corp. will furnish or make available to record holders of the notes, within the timeframe established by the SEC, an annual report containing audited financial statements and a report on those financial statements by EFH Corp.’s independent registered public accountants. Except for EFH Corp.’s fourth quarter, EFH Corp. will also furnish or make available summary financial information, within the timeframe established by the SEC, after the close of each quarter.

EFH Corp. has filed with the SEC a registration statement on Form S-1 that registers the securities offered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us and the securities offered. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus.

INCORPORATION BY REFERENCE

EFH Corp. incorporates certain information into this prospectus by reference to other documents that it files with the SEC. This means that EFH Corp. can disclose important information to you for purposes of this prospectus by referring you to other documents that have been filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included directly in this document.

EFH Corp. incorporates into this prospectus by reference each of the following reports:

•	Annual Report on Form 10-K for the year ended December 31, 2010 that it filed with the SEC on February 18, 2011; and

•	Current Reports on Form 8-K that it filed with the SEC on January 14, 2011, February 14, 2011, February 25, 2011, April 1, 2011, April 8, 2011, April 13, 2011, April 14, 2011 and April 20, 2011.

While these documents have not been included or delivered with this prospectus, they contain important information about us and our businesses, prospects and financial condition. In addition, all filings made by EFH Corp. under the Exchange Act after the date of this post-effective amendment and prior to the effectiveness hereof shall be deemed to be incorporated by reference into the prospectus.

Any person, including any beneficial owner, to whom this prospectus is delivered may request copies of these filings, free of charge, by writing to Energy Future Holdings Corp., Energy Plaza, 1601 Bryan Street, Dallas, TX 75201-3411, Attention: Investor Relations, or by telephoning us at 214-812-4600.

The information incorporated by reference is an important part of this prospectus. You should rely only upon the information provided in this prospectus and the information incorporated into this prospectus by reference. Neither we nor the Market Maker or its affiliates have authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus.

You should not rely on or assume the accuracy of any representation or warranty in any agreement that we have filed as an exhibit to the registration statement of which this prospectus forms a part or that we otherwise have publicly filed or may publicly file in the future because such representation or warranty may be subject to exceptions and qualifications contained in separate disclosure schedules, may have been included in such agreement for the purpose of allocating risk between the parties to the particular transaction, and may no longer continue to be true as of any given date.

ENERGY FUTURE HOLDINGS CORP.

5.55% Series P Senior Notes due 2014

6.50% Series Q Senior Notes due 2024

6.55% Series R Senior Notes due 2034

PROSPECTUS